FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

QUARTER AND YEAR
ENDED 30 JUNE 2007
News release
Year F2007 and
Q4 F2007 results
- Reviewed preliminary results -
we deliver
Operating profit increases 6 per cent to R1.95 billion (US$274 million) generating net earnings of R528 million (US$74 million)
JOHANNESBURG. 1 August 2007 – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the June 2007 quarter of R528 million compared with R370 million in the March
2007 quarter and R645 million for the restated June quarter of 2006. In US dollar terms net earnings for the June 2007 quarter were US$74 million compared with US$52 million in the March
2007 quarter and US$101 million for the restated June quarter of 2006.
June 2007 quarter salient features:
· Attributable gold production increased 3 per cent to 1,015,000 ounces;
· Average gold price increased marginally to R152,825 per kilogram and increased 3 per cent in
  US dollar terms to $670 per ounce;
· Total cash costs and operating margin were similar at R92,273 per kilogram (US$405 per ounce) and 38 per cent respectively.
Financial year salient features:
· Attributable gold produced of 4.02 million ounces for the year compared with 4.07 million ounces in the previous year;
· Total cash costs at US$376 per ounce up 14 per cent due to significant commodity price and labour cost increases;
· Earnings increased 53 per cent from R1,544 million to R2,363 million and from US$241 million to US$328 million;
· R20 billion acquisition of South Deep completed, together with successful equity raising to meet funding requirements and to retire legacy gold derivative;
· Growth and life extension projects of R6 billion commenced at Tarkwa, Driefontein and Kloof.
· Cerro Corona progressing as scheduled with first concentrate shipment scheduled for the
  March 2008 quarter.
Final dividend number 67 of 95 SA cents per share, giving a total dividend of 185 SA cents per share for the year.
Ian Cockerill, Chief Executive Officer of Gold Fields, said:
“Gold Fields has delivered an improved set of results for the June quarter with attributable production increasing 3 per cent to over 1 million ounces. All of the production increases emanated from the South African operations despite a number of holiday interruptions during the quarter while the international operations maintained production levels. We were pleased to maintain unit costs for the quarter despite ongoing input cost pressures. A marginal improvement in the rand gold price received together with the higher production, resulted in revenue increasing 2 per cent to R5.1 billion and operating profit improving 6 per cent to just under R2 billion.
For financial 2007 profitability increased despite stable production and the challenges faced with rising costs across the industry. Revenue increased 35 per cent, operating profit increased 51 per cent and earnings remained robust with a 53 per cent increase. This strong financial performance is indicative of the leverage that an unhedged gold company, with a portfolio of quality assets, can provide in a rising gold price environment. The quality of our asset base remains key to being able to consistently deliver robust returns to our shareholders through the cycle.
Financial 2008 will be a year of consolidation, bedding down the recent South Deep transaction, bringing to account the Cerro Corona project and addressing our investment in Venezuela.
Increasing production and adherence to cost control is fundamental to our shareholders so that they see the benefit of a higher gold price in improved earnings growth.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR107.20 – ZAR142.00
- at end June 2007
652,158,066
Average Volume - Quarter
2,952,847 shares / day
- average for the quarter
652,113,557
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$15.81 – US$20.08
ADR Ratio
1:1
Average Volume - Quarter
3,707,142 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

I
GOLD FIELDS RESULTS Q4F2007
Health and safety
Gold Fields has improved its safety performance for the financial year. The fatality rate reduced by 35 per cent to 0.19 per million man hours worked as compared with F2006. We regret to report eleven fatal injuries during the June quarter compared with six during the March quarter. All fatal accidents occurred at the South
African operations where Driefontein was particularly hard hit with six fatalities. The mine has launched an all out communication and re-training effort to reverse this trend. The fatal injury frequency rate for the June quarter was 0.26 per million man hours worked, a regression on the previous quarter’s figure of 0.15. The lost time injury frequency rate improved from 9.99 to 8.96, the serious injury frequency rate improved marginally from 5.1 to 5.0 and the days lost frequency rate regressed marginally from 280 to 286 per million man hours worked.
The Group benchmarks its safety performance against Ontario
benchmarks and is pursuing the Mine Health and Safety Council milestones in South Africa. Behavioral based interventions
continue at all operations in the Group. The South African
operations have been audited for OHSAS 18001 certification. Kloof has been certificated while Driefontein and Beatrix have been recommended for certification. This adds to the certifications already in place at the Ghanaian and Australian operations.
Financial review
Quarter ended 30 June 2007 compared with
quarter ended 31 March 2007
Revenue
Attributable gold production increased by 3 per cent from 989,000 ounces in the March quarter to 1,015,000 ounces in the June
quarter. Attributable production at the South African operations increased 4 per cent from 656,000 ounces to 685,000 ounces.
Attributable production at the international operations was similar at
330,000 ounces.
All the South African operations achieved an increase in production when compared with the March quarter. Production at Driefontein increased from 251,200 ounces to 260,500 ounces as a result of an increase in underground tons milled. Gold production at Kloof increased from 220,000 ounces to 229,600 ounces as a result of an increase in underground grades. At Beatrix, gold production
increased from 119,200 ounces to 125,700 ounces due to an
increase in tons milled. At South Deep, gold production increased from 66,700 ounces to 69,500 ounces as a result of an increase in underground tons milled but at a slightly lower yield.
At the international operations, Australia showed an increase in gold production due to an improved performance from Agnew. At
Agnew, gold production increased by 15 per cent for the quarter as a result of an increase in grade at Songvang. Gold production at St
Ives was unchanged quarter on quarter. Gold production at
Tarkwa decreased due to lower ore throughput, compared with the record highs achieved last quarter. This was partially offset by an increase in yield. Damang’s gold production decreased as a result of lower high-grade fresh ore tonnages mined and available for processing, and mill down time due to crusher failure. At Choco
10, gold production was 10 per cent lower and in line with previous guidance as a result of continued water shortages, which reduced plant throughput, as well as a strike which severely affected production in June. The strike has been resolved and the rainy season has begun, which will improve production during the
September quarter. The ongoing strategy of reducing reliance on rain water is continuing.
The average quarterly US dollar gold price increased from US$652 per ounce in the March quarter to US$670 per ounce in the June quarter, a 3 per cent increase. The average rand/US dollar
exchange rate strengthened by 2 per cent quarter on quarter, averaging R7.09, compared with R7.21 in the March quarter. As a result of the above factors, the rand gold price improved from
R151,184 to R152,825 per kilogram, a 1 per cent increase. The
Australian gold price decreased quarter on quarter by 2 per cent, from A$828 to A$812 per ounce, as a result of the 6 per cent stronger Australian dollar to the US dollar.
The increase in the rand gold price achieved, together with the increase in production, resulted in revenue increasing in rand terms from R4,994 million (US$693 million) to R5,113 million (US$719 million) quarter on quarter.
Operating costs
Operating costs increased by less than 4 per cent during the June quarter to R3,290 million (US$462 million) compared with R3,165 million (US$462 million) in the March quarter. Cash costs were virtually unchanged at R92,273 per kilogram (US$405 per ounce).
If we exclude South Deep, which is in a build-up phase, cash costs would be R89,294 per kilogram and US$392 per ounce for the
June quarter and R88,822 per kilogram or US$383 per ounce in the
March quarter.
At the South African operations operating costs increased from
R2,012 million (US$279 million) to R2,027 million (US$285 million), an increase of less than one per cent mainly due to the increase in production.
South African Rand
Salient features
United States Dollars
Year ended
Quarter
Quarter
Year ended
Restated˜
June
2006
June
2007
Restated˜
June
2006
March
2007
June
2007
June
2007
March
2007
Restated˜
June
2006
June
2007
Restated
˜June
2006
126,712
125,148
31,669
30,750
31,556   kg
Gold produced*
oz (000)
1,015
989
1,018
4,024
4,074
67,988
87,070
70,899
92,490
92,273   R/kg
Total cash costs
$/oz
405
399
345
376
330
49,366
52,166
12,651
13,382
12,817   000
Tons milled
000
12,817
13,382
12,651
52,166
49,366
107,918
147,623
128,974
151,184
152,825   R/kg
Revenue
$/oz
670
652
628
638
524
193
234
199
237
257   R/ton
Operating costs
$/ton
36
33
31
32
30
5,139
7,746
1,873
1,840
1,950   Rm
Operating profit
$m
274
255
293
1,076
803
35
39
43
37
38%
Operating margin
%
38
37
43
39
35
1,544
2,363
645
370
528   Rm
$m
74
52
101
328
241
313
423
130
60
81   SA c.p.s.
Net earnings
US c.p.s.
11
8
20
59
49
1,492
2,188
635
228
506   Rm
$m
71
32
99
304
233
303
392
128
37
78   SA c.p.s.
Headline earnings
US c.p.s.
11
5
20
54
47
1,386
2,298
577
512
488   Rm
$m
69
71
90
319
217
281
412
117
83
75   SA c.p.s.
Net earnings
excluding gains and
losses on foreign
exchange, financial
instruments and
exceptional items
US c.p.s.
11
11
18
57
44
* Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).
˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

GOLD FIELDS RESULTS Q4F2007
I

Operating costs, including gold-in-process movements, at the international operations amounted to R1,136 million (US$160
million), compared with R1,107 million (US$154 million) incurred in the March quarter. In US dollar terms costs at Tarkwa decreased by US$9 million mainly due to a stockpile revaluation included in gold-in-process for the quarter. At Damang, costs were marginally higher quarter on quarter, with the higher power costs as a
consequence of increased on-site power generation partially offset by the lower mining volumes. Costs at Choco 10 increased by
US$3 million due to a reduced gold-in-process credit and additional labour costs of US$1 million negotiated as part of the current wage negotiations. At St Ives, operating costs in Australian dollar terms including gold-in-process movements increased 16 per cent. This was as a result of increased mill maintenance costs of A$3 million
(R18 million) and mining the more expensive pits, Leviathan and
North Revenge, following the completion of less expensive pits.
Agnew’s costs were unchanged quarter on quarter as the credit to gold-in-process due to the stockpiling of lower grade Songvang ore due to mill constraints offset the increased cost to mine these additional tons.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of
R1,950 million (US$274 million). This represented a 6 per cent increase when compared with the R1,840 million (US$255 million)
achieved in the March quarter. The Group operating margin
increased from 37 per cent to 38 per cent. The margin at the South
African operations increased from 35 per cent to 37 per cent, while the margin at the international operations decreased from 41 per cent to 39 per cent.
Amortisation
Amortisation increased from R704 million (US$98 million) in the
March quarter to R872 million (US$122 million) in the June quarter.
At the South African operations amortisation increased by R85 million (US$12 million) mainly at Beatrix and South Deep due to a reassessment of ore reserve development amortisation rates at
Beatrix along with year end adjustments to amortisation at South
Deep. The increase at the International operations of R123 million
(US$18 million) was mainly at Agnew due to an increase in
production at Songvang which carries a higher cost than the rest of the complex.
Other
Net interest paid decreased from R112 million (US$15 million) in the March quarter to R60 million (US$8 million) in the June quarter.
This change reflects an increase in interest received due to an increase in average cash balances on hand, lower average
borrowings due to the equity raising concluded in the previous quarter and additional earnings from the Group’s associate, Rand
Refinery.
The loss on foreign exchange of R32 million (US$5 million),
compares with a loss of R380 million (US$53 million) in the March quarter. The loss in the June quarter was mainly as a result of the forward cover costs incurred in relation to a loan of US$528 million raised to retire the Western Areas gold derivative which was assumed on takeover of this company. The forward costs are
accounted for over the period of the forward exchange contract.
The March quarter’s loss consists largely of forward cover costs of
R13 million (US$2 million) on the above foreign exchange contract, an exchange loss of R266 million (US$37 million) on the US$1.2 billion loan raised to finance the acquisition of 50 per cent of the
South Deep mine and an exchange loss on the close out of the
Western Areas gold derivative amounting to R175 million (US$24 million). Also included was a R53 million (US$7 million) exchange gain on the US$528 million loan raised to finance the close out of the Western Areas gold derivative and an unrealised exchange gain of R16 million (US$2 million) relating to a US dollar
denominated insurance receivable at South Deep.
The gain on financial instruments for the quarter at R39 million
(US$5 million) compares with a loss of R35 million (US$5 million)
for the March quarter. Included for the June quarter was a marked to market gain on share warrants of R44 million (R38 million in
March) and a loss of R4 million (gain of R14 million in March) being the final adjustment on the close out of the US$30 million
dollar/rand forward purchase at the end of the March quarter.
Included in the March quarter was a gain of R133 million (US$18 million) on gold purchases effected by Western Areas as part of the derivative close out process offset by a loss of R105 million (US$14 million) on the Western Areas gold derivative and a loss of R115 million (US$16 million) on a forward exchange contract taken out to part settle the US$1.2 billion loan to finance the South Deep acquisition.
Exploration
Exploration expenditure increased from R76 million (US$11 million)
in the March quarter to R89 million (US$13 million) in the June quarter. Please refer to the Exploration and Corporate
Development section for more detail.
Exceptional items
Exceptional gains decreased from R192 million (US$27 million) in the March quarter to R35 million (US$5 million) in the June quarter.
In the June quarter the majority of this gain was from the profit on the sale of houses and sundry other equipment at Beatrix and
South Deep of R14 million (US$2 million) and profit on the sale of redundant mining equipment at Driefontein of R19 million (US$3 million). Gains in the March quarter resulted from profit on the sale of shares in Avoca of R123 million (US$17 million), profit on the sale of the Bibiani project of R43 million (US$6 million) and the sale of other sundry investments.
Taxation
Taxation for the quarter amounted to R366 million (US$52 million)
compared with R262 million (US$36 million) in the March quarter.
This increase reflects the increase in profit before tax for the quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the
international operations.
Earnings
Net profit attributable to ordinary shareholders amounted to R528 million (US$74 million) or 81 SA cents per share (US$0.11 per share), compared with R370 million (US$52 million) or 60 SA cents per share (US$0.08 per share) in the previous quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R506 million
(US$71 million) or 78 SA cents per share (US$0.11 per share), compared with earnings of R228 million (US$32 million) or 37 SA cents per share (US$0.05 per share) last quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange and financial instruments amounted to
R488 million (US$69 million) or 75 SA cents per share (US$0.11 per share), compared with earnings of R512 million (US$71 million)
or 83 SA cents per share (US$0.11 per share) reported last
quarter.
Cash flow
Cash inflow from operating activities for the quarter was R1,969 million (US$276 million), compared with an outflow in the March quarter of R2,615 million (US$359 million). This quarter on quarter increase of R4,584 million (US$635 million) is mostly due to the cost to settle the Western Areas gold derivative of R3,894 million
(US$535 million) in the March quarter, a release of working capital of R406 million (US$56 million) and an increase in profit before tax of R263 million (US$38 million).
Capital expenditure increased from R1,341 million (US$186 million)
in the March quarter to R2,190 million (US$306 million) in the June quarter. At the South African operations capital expenditure increased from R591 million (US$82 million) in the March quarter to
R878 million (US$122 million) in the June quarter. This increase was due to expenditure on the 9 shaft project at Driefontein which totalled R109 million (US$15 million), expenditure at South Deep including the 95 level refrigeration project and equipping the ventilation shaft of R164 million (US$23 million), development into the Vlakpan South area at Beatrix of R8 million (US$1 million) and an increase in Ore Reserve Development and various technical projects throughout the South African operations in the June quarter. Expenditure on ore reserve development at Driefontein,
Kloof, Beatrix and South Deep accounted for R88 million (US$12 million), R93 million (US$13 million), R66 million (US$9 million) and

I
GOLD FIELDS RESULTS Q4F2007
R13 million (US$2 million) respectively. Progress on the other major projects continued, at Driefontein expenditure at the 1 and 5 shaft complex amounted to R16 million (US$2 million) and R7
million (US$1 million) was incurred on the 4 shaft pillar extraction project. At Kloof, expenditure on the 4 sub-vertical shaft amounted to R13 million (US$2 million) for the quarter and R24 million (US$3 million) was incurred on the 1 shaft pillar extraction project. At
Beatrix, expenditure on the 3 shaft project amounted to R42 million
(US$6 million) and R6 million (US$1 million) was incurred on development of the North Block at West shaft.
At the Ghanaian operations, capital expenditure at Tarkwa
increased from R152 million (US$21 million) to R345 million
(US$48 million) quarter on quarter mainly due to increased
expenditure on the CIL expansion project which will increase capacity from 4.2 million tons per annum to 12.0 million tons per annum, and the Phase 5 heap leach project. Expenditure on these projects amounted to R85 million (US$12 million) at the CIL
expansion project and R62 million (US$9 million) on the heap leach project. Capital expenditure continued on capital waste mining at the Teberebie cutback R60 million (US$8 million), on the joint power project R35 million (US$5 million) and expansion of the secondary fleet R35 million (US$5 million). Capital expenditure at
Damang was virtually unchanged at R63 million (US$9 million) with the majority of this expenditure at the Damang cutback R50 million
(US$7 million) and the new leach tank at the plant R7 million (US$1 million).
At Choco 10 capital expenditure doubled from R17 million (US$2 million) to R33 million (US$5 million) with the majority of this expenditure on resource definition exploration and the water exploration drilling project.
In Australia capital expenditure at St Ives was R155 million (A$26 million) compared with R148 million (A$26 million) in the previous quarter with the majority of this expenditure on mine development, a tailings dam upgrade and exploration. At Agnew, capital
expenditure doubled to R60 million (A$10 million), with the increase largely incurred on upgrading accommodation. The majority of the balance was spent on development and exploration.
Capital expenditure at the Cerro Corona mine in Peru amounted to
R650 million (US$90 million) in the June quarter compared with
R335 million (US$46 million) in the March quarter. Refer to the
Capital and Development Project section for more detail.
Proceeds on the sale of assets amounted to R41 million (US$6 million) and includes the sale of houses and sundry equipment at
South Deep and Beatrix, and redundant mining equipment at
Driefontein.
Purchase of investments for the quarter amounted to R100 million
(US$14 million) and includes the purchase of 1.57 million Sino Gold shares at a cost of R55 million (US$8 million) which takes the
Group’s ownership interest to 17.5 per cent on an undiluted basis, the exercising of 1.38 million Mvela options for R23 million (US$3 million) and an investment in Emed Mining of R21 million (US$3 million).
Net cash flow from financing activities amounted to R337 million
(US$18 million) which was the draw down on the Cerro Corona
loan. The balance of the loans received is offset by the loan retired during the quarter as a consequence of a refinancing of existing debt at a cheaper cost.
Net cash outflow for the quarter was R26 million (US$37 million).
After accounting for a translation gain of R8 million (US$37 million), the cash balance at the end of June was R2,310 million (US$323 million). The cash balance at the end of March was R2,328 million
(US$323 million).
Detailed and operational
review
Cost and revenue optimisation initiatives
Project 500
Project 500 was initiated at the South African operations in
September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and
Project Beyond as detailed below.
Project 400
Project 400 was aimed at improving revenue such that an
additional R400 million (US$55 million) per annum could be
generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality
volumes. Operational Excellence, a change programme, was
initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies. The objective of these
initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.
Reconciliation of achieved yields to gold reserves
Quarter ended
F2005 F2006*
March
2007*
June
2007**
Driefontein:
Life of mine head grade as per
published declarations
˜
8.1
8.0
8.0       8.9
Life of mine head grade adjusted
for estimated metallurgical
recoveries
7.8
7.8
7.8       8.6
Driefontein (underground yields
achieved)
8.3
8.1
7.6       7.6
Kloof:
Life of mine head grade as per
published declarations
10.5
10.0
10.0     10.2
Life of mine head grade adjusted
for estimated metallurgical
recoveries***
10.2
9.7
9.7       9.9
Kloof (underground yields
achieved)
9.1
8.7
8.0       8.3
Beatrix:
Life of mine head grade as per
published declarations
5.5
5.5
5.5       5.5
Life of mine head grade adjusted
for estimated metallurgical
recoveries
5.3
5.3
5.3       5.3
Beatrix (underground yields
achieved)
˜˜
5.0
5.2
4.6       4.5
South Deep:
Life of mine head grade as per
published declarations
-
-
6.1       6.1
Life of mine head grade adjusted
for estimated metallurgical
recoveries
-
-
5.9       5.9
South Deep (underground yields
achieved)
-
-
6.1       5.7
*  Based on reserve statement at 31 December 2005, except South Deep which is based on the reserve statement as at 30 June 2006. The acquisition of South Deep was effective from 1 December 2006.
**  Based on the reserve statement as at 31 December 2006.
*** Kloof’s life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to comparatively low volumes being mined from the high grade main shaft pillar.
˜   The increase in the Life of Mine head grade is due to an increase in the paylimit, which results in a lower tonnage at high grades, and an improved dilution.
˜˜  The lower yields compared with the Life of mine estimated yield was as a result of a low mine call factor in the March quarter and mining in lower grade areas in the June quarter. Steps are being taken to address this problem in financial 2008.
Project 100+
Project 100+ remains a dedicated focus for ongoing cost reduction through eliminating inefficiencies and ongoing investment in cost reductions.

GOLD FIELDS RESULTS Q4F2007
I

The Eskom demand side management (DSM) projects are
progressing well. During the quarter five new projects involving water control, thermal ice storage, ventilation fan control, compressed air control and energy efficient lighting were approved, and further projects are being developed in line with the Group energy strategy. The current projects alone, which are funded by
Eskom, collectively shift 50 megawatt of load out of the peak tariff period resulting in an annual saving of more than R3 million by financial 2009. The estimated Eskom DSM savings for financial
2007 have exceeded R5 million, growing to R12 million in financial
2008 and R20 million by financial 2009.
The conversion from diesel to battery power for underground
locomotives is progressing in line with plan, with the manufacture of locomotives underway along with the preparation of battery
charging bays and the training of personnel. The project will deliver long term cost savings from lower operating costs and from the higher efficiency battery locomotives. An added benefit is improved environmental conditions underground. An underground rail track up-grade project has also commenced which will improve tramming efficiency underground.
The Pump Efficiency Monitoring project is targeted at redirecting maintenance efforts at water pumps that are less efficient. This will deliver savings in financial 2008 due to pumps operating at higher efficiency and lower pump repair costs.
Project Beyond
Gold Fields Project Beyond set out at the beginning of financial year 2005 to achieve contracted savings of around R200 to R300 million over three years. Financial year end 2007 represents the
Project Beyond three year milestone and it can be reported that the cumulative stretch target of R311 million total contracted benefits has been achieved. Performance initiatives in respect of
explosives have added a further R70 million in the form of
additional revenue since the start of this specific project 18 months ago.
Over this same three year period extreme global commodity cost pressures were experienced due to major growth in demand and significant increases in key commodity input cost drivers like steel, copper, fuel, services, food, timber etc. with these input increases reaching record highs during 2006 and 2007. This resulted in an increase in price inflation during financial 2007, where the South
African PPI index showed an increase of more than 11 per cent year-on-year for May and June 2007. Due to the Project Beyond benefits achieved Gold Fields was able to realise price increases of
PPI less 3 per cent over each of the last 3 years.
During the June quarter an estimated annualised R29 million
benefits were achieved. Around R26 million of these benefits came from added explosives performance by way of improved square
meters delivery. The total cumulative benefits delivered for financial year 2007 amounts to R111 million. This is made up of various projects which include explosives efficiency and
performance, rail upgrade savings, improved scrap sales, drill steel controls optimisation, as well as savings on engineering contracts and improved standards.
Although Project Beyond has successfully reached its three year targeted milestone, the focus for financial 2008 will remain on continued improvement initiatives around total cost leadership and productivity enhancement. Gold Fields believes the way to sustain healthy margins and buffer real inflation pressures will be through effective total cost management and investment in continued
margin optimisation initiatives (explosives, performance, etc.). The cost optimisation drive will continue during financial year 2008, with specific attention on South Deep and in particular, a review of potential synergies between South Deep’s procurement activities and those of the rest of the local operations.
Global Integrated Supply Chain and Strategic Sourcing
Optimisation
During the June quarter global integrated supply chain initiatives in
Australia and Peru delivered further total cost benefits of around
US$2.5 million. Project Beyond Bullion in Australia achieved benefits through re-tendering (i.e. insurance, charter flights, vehicle spares, high pressure hoses and fittings, and cleaning services), productivity process implementation, continuous Alliance mining partnering, total cost initiatives and multi-year contract benefits. In addition, the project procurement team in Peru recorded over US$1 million in import duty savings for the Cerro Corona project.
For the international operations the cumulative total cost benefits recorded for this financial year (F2007), including both new and carry over contracted cost benefits, added up to US$15 million.
Cumulative total cost benefits estimated for the last three years in addition to the R311 million achieved at the South African
operations stands at around US$27-30 million. Similar to Project
Beyond’s lowered baseline in South African, Australian and
Ghanaian operations have in the last three years achieved
increases year-on-year under country specific inflation (country inflation was around 3-4 per cent in Australia and 8-10 per cent in
Ghana). This represents an exemplary result given the market conditions driving earth moving tyre shortages and related costs increases, higher contractor services, labour shortages and wage increases together with significant increases in drilling and cyanide rates, and self-generating power costs in Ghana specifically.
In Australia total cost optimisation focus will continue during financial year 2008 through continuing Project Beyond Bullion, added priority cost control and support in Ghana and efficiency optimisation focus in Venezuela. In Addition, with Peru going operational during this period there will be increased focus on establishing optimal input cost baselines and exploring larger group and regional synergies across the South American operations.
South African Operations
Driefontein
June
2007
March
2007
Gold produced - kg
8,103
7,814
- 000’ozs
260.5
251.2
Yield - underground - g/t
7.6
7.6
-
combined         - g/t
4.9
4.8
Total cash costs - R/kg
80,538
82,506
- US$/oz
353
356
Gold production increased by 4 per cent from 251,200 ounces in the March quarter to 260,500 ounces in the June quarter. The increase in gold production was mainly due to an increase of 5 per cent in underground tonnage from 930,000 to 981,000. The
underground yield was unchanged at 7.6 grams per ton. Surface tonnage decreased from 704,000 to 661,000 as lower grade
surface tonnage was displaced with higher grade underground
tonnage.
Main development activity for the quarter improved marginally but footwall drives continue to be impacted by seismicity at 1 and 5 shafts. On reef development has improved for the third straight quarter and the on reef value for the quarter was in line with expectation at 1,843 centimeters gram per ton.
Operating costs increased by 1 per cent from R677 million (US$94 million) to R684 million (US$96 million) mainly due to the increased production. Total cash costs decreased 2 per cent in rand terms from R82,506 to R80,538 per kilogram. In US dollar terms, total cash costs decreased 1 per cent from US$356 per ounce to
US$353 per ounce.
Operating profit increased by 7 per cent from R510 million (US$71 million) in the March quarter to R548 million (US$77 million) in the
June quarter due to the higher revenue.
Ongoing optimisation of the 9 shaft project has led to a change of scope and increased the capital vote from R3.2 billion to R4.1 billion. This change of scope minimises project timing and
technical risk through replacing a series of four ventilation raise bore holes with a single sub vertical ventilation shaft. The project still provides attractive returns at current gold prices and continues to be robust at lower prices.

I
GOLD FIELDS RESULTS Q4F2007
Capital expenditure increased from R196 million (US$27 million) to
R298 million (US$41 million). The major portion of the increase in expenditure was on the 9 shaft project and ore reserve
development. Shaft sinking on the 9 shaft project is planned to commence during the December 2007 quarter.
Gold production for the September quarter is forecast to be similar to the June quarter. The outlook for unit cost is dependent on the outcome of the annual wage increases. Capital expenditure for the coming 6 months will increase in line with the build up of shaft sinking activity at 9 shaft.
Kloof
June
2007
March
2007
Gold produced - kg
7,141
6,843
- 000’ozs
229.6
220.0
Yield - underground - g/t
8.3
8.0
- combined         - g/t
7.7
7.4
Total cash costs - R/kg
87,019
90,180
- US$/oz
382
389
Gold production at Kloof increased by 4 per cent from 220,000 ounces in the March quarter to 229,600 ounces in the June quarter.
This was due to an increase in the underground yield from 8.0 grams per ton to 8.3 grams per ton driven by an improved
operating performance at 7 shaft where volumes and values mined increased. The increase in yield was due to a 4 per cent increase in the value of the ore broken and an improved recovery rate. Total ore processed increased from 920,000 to 931,000 tons due to an increase in surface tonnage. Gold from surface remained
insignificant at about 1 per cent of production.
Development at Kloof increased 15 per cent for the financial 2007 year and improvement continued during the quarter. On reef
development is however not yet at planned levels or values and there is a drive to primarily push double back raises at 4 sub vertical shaft.
Operating costs increased marginally from R644 million (US$89 million) in the March quarter to R648 million (US$91 million) in the
June quarter. As a result of the higher gold production, the total cash cost decreased by 4 per cent from R90,180 to R87,019 per kilogram. In US dollar terms total cash costs decreased by 2 per cent from US$389 to US$382 per ounce. Operating profit
increased from R390 million (US$54 million) in the March quarter to
R439 million (US$62 million) in the June quarter as a result of the increased gold revenue.
Capital expenditure at R209 million (US$29 million) increased by 8 per cent when compared with the previous quarter’s expenditure of
R193 million (US$27 million). The increase in expenditure was mainly on improvements to hostel accommodation and
underground transport costs.
Gold production for the September quarter is forecast at similar levels, with costs dependent on the wage increases effective in
July. Capital expenditure is planned to reduce in the coming quarter with lower expenditures on the 1 sub vertical shaft pillar, the
KEA and the 4 sub vertical shaft projects.
Beatrix
June
2007
March
2007
Gold produced - kg
3,909
3,708
- 000’ozs
125.7
119.2
Yield - underground - g/t
4.5
4.6
Total cash costs - R/kg
95,805
99,434
- US$/oz
420
429
Gold production at Beatrix increased by 5 per cent from 119,200 ounces in the March quarter to 125,700 ounces in the June quarter.
Tons milled increased from 807,000 tons to 864 000 tons in the
June quarter as production volumes started to return to historical levels, partially offset by the various holiday periods during the quarter. The yield regressed slightly from 4.6 to 4.5 grams per ton as a result of slightly lower volumes from the higher grade areas.
The mine call factor decline reported last quarter is being reversed and the mine achieved 87 per cent as against the 78 per cent reported in the March quarter.
Beatrix improved development by 22 per cent for financial 2007 and this continued in the current reporting quarter. On reef development has shown a steady improvement over the last 5
quarters and values for the quarter were on plan at 1,017
centimeter gram per ton. Four shaft on reef values improved to
1,638 centimeter grams per ton. These improvements will increase ore reserve flexibility which in turn will provide for more selective mining.
Operating costs quarter on quarter increased by 1 per cent, from
R388 million (US$54 million) to R392 million (US$55 million). The increase in costs was mainly due to the higher production volumes and increased input costs. Total cash costs decreased 4 per cent from R99,434 per kilogram in the March quarter to R95,805 per kilogram in the June quarter, due to the increase in gold production and continued cost controls. In US dollar terms total cash costs decreased 2 per cent from US$429 to US$420 per ounce.
Beatrix posted an operating profit of R199 million (US$28 million)
for the quarter compared with R175 million (US$24 million) in the
March quarter as a result of the increased gold production.
Capital expenditure increased from R124 million (US$17 million) to
R207 million (US$29 million) in the June quarter and includes ore reserve development, progress on the 3 shaft project and capital development at the West and South shafts.
Gold production in the September quarter is forecast to be similar to the June quarter. Unit costs will be dependent on the outcome of the annual wage increases. Capital expenditure will reduce during the coming quarter.
South Deep
June
2007
March
2007
Gold produced - kg
2,163
2,075
- 000’ozs
69.5
66.7
Gold sold - kg
2,163
2,321
- 000’ozs
69.5
74.6
Yield - underground - g/t
5.7
6.1
- combined          - g/t
4.9
4.3
Total cash costs - R/kg
135,368
141,017
- US$/oz
594
608
At South Deep gold produced increased marginally from 66,700 ounces to 69,500 ounces. Gold sales were down quarter on
quarter due to the sale of 246 kilograms (8,000 ounces) in the
March quarter which was included in inventory at the end of the
December quarter. Total cash costs decreased from R141,017 to
R135,368 per kilogram for the June quarter. Operating profit increased from R11 million (US$2 million) to R28 million (US$4 million) as a result of the increase in gold produced and sold during the quarter and the higher gold price.
Milled tonnage decreased from 483,000 tons to 437,000 tons due to a reduction in the low grade stockpiles treated. Underground volumes milled increased by 18 per cent from 309,000 to 366,000 tons. The mining mix within the drift and bench horizon and the intersecting of complex geological features within the VCR has negatively impacted underground grades. Underground yields
were thus marginally lower than the March quarter’s 6.1 grams per ton, at 5.7 grams per ton. Increased mining volumes are forecast to continue in the September quarter. The 95 1 west workshop is

GOLD FIELDS RESULTS Q4F2007
I

in the process of being commissioned which will then allow for the commissioning of a new mining fleet into the long Hole Stoping area. This provides another ore source to the mine and increase mining flexibility. The Long Hole Stoping programme is scheduled to commence in October.
A full review of the below 95 level development and equipping, the ventilation shaft deepening and the 94 level refrigeration plant and surface exploration drilling projects was completed during the quarter, culminating in approval by the Gold Fields Board of these revised projects. The capital votes for these project are R2.0 billion, R660 million, R163 million and R132 million respectively.
Capital expenditure doubled quarter on quarter to R164 million
(US$23 million) and included expenditure primarily on the Twin shaft ventilation deepening and the 94 level refrigeration projects.
Progress on the 94 level refrigeration project improved significantly during the quarter. This important project is required to reduce underground temperatures. It is planned to complete this project during the June 2008 quarter. However, it should be noted that a thorough review of the life of mine refrigeration and ventilation requirements is underway. The crucial below 95 level capital development project includes the commencement and completion of all the Twin shaft ancillary infrastructure and includes station, ore passes, ore pass silos, loading level, pump station, clear water and settlers development and equipping. In addition, multiple ends are to be equipped and developed to the east on 100, 105 and 110 levels to access the massive Elsburg packages. The adjudication of the contractors is underway and work on this project is
anticipated to commence in the latter half of the September quarter.
A 40 month surface exploration programme for 10 boreholes and 3 long inclined boreholes has commenced and will cover both the phase 1 and phase 2 areas of interest.
Staffing in the trackless section of the mine has been problematic.
High turnover rates are being experienced as the labour market for these skills in South Africa is highly competitive. This has largely been addressed and the mechanised section has been re-staffed with skills.
The integration of South Deep into Gold Fields has provided
synergies that are anticipated to translate into savings over the next year. SAP has been implemented successfully to synchronise with the Gold Fields platform and the Gold Fields commercial service division has been adopted as the primary service provider thus providing scope for synergies.
Gold production in the September quarter is forecast to increase only marginally due to infrastructure bottlenecks underground.
These bottlenecks relate largely to a shortage in the number of orepasses and associated boxholes which should be addressed by the end of the next quarter. Cash costs in the short term will be dependent on the outcome of the wage negotiations. Capital costs will increase on the back of the current suite of projects.
International Operations
Ghana
Tarkwa
June
2007
March
2007
Gold produced
- 000’ozs
170.5
174.3
Yield - Heap leach
- g/t
0.8
0.7
- CIL plant         - g/t
1.5
1.4
- Combined        - g/t
0.9
0.9
Total cash costs
- US$/oz
308
356
For the June quarter Tarkwa processed 5.64 million tons and
produced 170,500 ounces of gold at an average yield of 0.94
grams per ton. This compares with the record tonnage of 5.89 million tons processed at a yield of 0.92 grams per ton, producing
174,300 ounces in the March quarter.
Total tons mined, including capital stripping, decreased marginally from 28.7 million tons to 28.5 million tons for the current quarter.
Ore tons moved decreased slightly to 5.47 million tons, compared with 5.65 million tons in the March quarter. The mined grade of
1.25 grams per ton in the June quarter is an improvement over the
1.21 grams per ton mined in the March quarter. The overall strip ratio for the quarter was 4.22 which is marginally higher than the
4.09 achieved in the March quarter. The strip ratio will continue to increase over the next few years as the pits deepen.
Total feed to the heap leach sections was 4.21 million tons at a head grade of 1.04 grams per ton compared with 4.37 million tons at a head grade of 1.0 gram per ton for the March quarter. The heap leach sections produced 101,100 ounces compared with the
103,700 ounces achieved in the March quarter. There was a net gold-in-process decrease of 317 ounces. The total feed to the CIL plant was 1.43 million tons compared with 1.52 million tons in the
March quarter. The CIL plant produced 69,400 ounces in the June quarter compared with 70,600 ounces in the previous quarter.
Operating costs, including gold-in-process movements, decreased from US$62 million (R446 million) to US$53 million (R374 million)
in the June quarter. The decrease was mainly due to a stock
revaluation of US$9 million (R64 million) which related to low grade mined ore stockpiles. As a result, total cash costs decreased from
US$356 per ounce to US$308 per ounce. Operating cost per ton processed, which excludes gold-in-process movements, was
US$11.06 compared with the US$10.96 in the March quarter.
Operating profit was 17 per cent higher at US$61 million (R437 million) compared with US$52 million (R371 million) in the March quarter, with the higher gold price offsetting the lower gold production together with the effect of the revaluation of the mined stockpiles.
Capital expenditure more than doubled to US$48 million (R345 million) for the quarter due to expenditure on the Phase 5 heap leach project and the CIL expansion project of US$9 million and
US$12 million respectively. Expenditure on the joint power project and pre-stripping at the Teberebie cutback continued.
Gold production for the September quarter will be slightly lower than the June quarter. Cash costs will increase in the September quarter compared with the June quarter, as the June quarter
included the gold-in-process credit from the revaluation of the low grade stockpile.
Damang
June
2007
March
2007
Gold produced
- 000’ozs
39.3
48.5
Yield
- g/t
1.0
1.1
Total cash costs
- US$/oz
572
454
Gold production for the June quarter was 39,300 ounces, which is
19 per cent down on the March quarter’s 48,500 ounces. This was due to a premature failure of the eccentric bushing of the primary crusher, resulting in a major shutdown and several lost days of crushing high-grade fresh ore. The softer lower grade B3 stockpile was fed directly into the mill resulting in lower throughputs and recoveries and thus lower gold production.
Total tons mined, including capital stripping, amounted to 7.4 million tons marginally above plan, compared with 8.1 million tons in the March quarter. Ore mined amounted to 657,000 tons
compared with 811,000 tons during the March quarter. The
average mined grade increased to 1.47 grams per ton compared with 1.28 grams per ton last quarter. The overall strip ratio increased as planned to 10.24 from 9.04 during the March quarter.
Mill throughput for the quarter was 1.24 million tons at a head grade of 1.06 grams per ton, which is 10 per cent lower than the
March quarter’s 1.38 million tons processed at a head grade of
1.18 grams per ton. Yield also decreased 10 per cent from 1.1 to
1.0 grams per ton. Metallurgical recovery also decreased during the quarter, due to low CIL tank availability.
Operating costs, including gold-in-process movements, increased from US$22 million (R162 million) to US$23 million (R163 million).

I
GOLD FIELDS RESULTS Q4F2007
The on-site power generation (in line with national load shedding requirements) was the main contributor to the higher costs. The total cost per ton processed at US$18.68 was higher than the previous quarter’s US$16.11 per ton due to the increase in costs and lower volumes processed. Total cash costs increased from
US$454 per ounce to US$572 per ounce, reflecting the lower gold production and higher costs.
Operating profit for the quarter at US$4 million (R24 million) was lower than the US$9 million (R65 million) achieved in the March quarter.
Capital expenditure was unchanged quarter on quarter at US$9 million (R63 million) with the majority of this expenditure incurred in mining the Damang pit cutback and the construction of the seventh carbon-in-leach tank at the processing plant.
Gold production is expected to increase by about 5 per cent in the
September quarter compared with the June quarter. Pressure on operating costs will continue due to in-house power generation as a result of national load shedding requirements in the country but on a total cash cost per ounce basis costs should reduce quarter on quarter.
Venezuela
Choco 10
June
2007
March
2007
Gold produced - 000’ozs
7.4
8.2
Yield - g/t
1.6
1.3
Total cash costs - US$/oz
912
575
Gold production for the quarter decreased 10 per cent from 8,200 ounces to 7,400 ounces, mainly due to the lack of water to run the mill as indicated in previous guidance and a strike which impacted on production for almost 3 weeks during June.
Mining continued in the Pisolita, Coacia and the Rosika pits. Mined quantities were slightly lower than anticipated mainly as a result of lower than expected machinery availability, torrential rain in June and the industrial action. The grade mined for the quarter was 1.49 grams per ton compared with 1.58 last quarter. Lower grade
material was stockpiled separately, allowing a processed head grade of 1.65 grams per ton compared with 1.61 grams per ton in the March quarter.
Total mill throughput for the quarter decreased from 191,000 tons to 147,000 tons due to the water shortage. The water problem abated at the end of June due to significant rainfall providing water to the dam and ground water for a series of water wells.
Operating costs, including gold-in-process movements, amounted to US$9 million (R65 million) compared with US$6 million (R45 million) in the March quarter. This increase was mainly due to labour cost increases resulting from negotiations between
management and the union, though the negotiations are still to be finalised. Rentals on mining equipment increased due to downtime on equipment which required servicing during the quarter. Total cash costs increased from US$575 per ounce to US$912 per
ounce driven by the low level of production and the additional costs referred to earlier. An operating loss of US$3 million (R19 million)
was realised compared with a loss of US$1 million (R6 million) in the March quarter.
Capital expenditure amounted to US$5 million (R33 million) for the quarter compared with US$2 million (R17 million) in the March quarter. The majority of this expenditure was on resource definition exploration which has identified an additional shallow mineralised zone in the hanging wall of the Coacia deposit. Drilling is
continuing to define the extent of this mineralisation which should have a short to medium-term impact on mine design and contribute to reserve growth. The permit to extract water from the Yuruari
River has not yet been granted by Government departments and construction of the pipeline cannot commence without this permit.
Discussions are ongoing with the relevant government ministries in
Venezuela.
Gold production for the September quarter is expected to increase to around 15,000 ounces, provided the rainy season continues to deliver a good level of water to the containment reservoirs and absent any further industrial relation issues.
Australia
St Ives
June
2007
March
2007
Gold produced - 000’ozs
119.5
119.4
Yield - Heap leach - g/t
0.5
0.5
- Milling
- g/t
3.1
2.9
- Combined      - g/t
2.4
2.1
Total cash costs - A$/oz
591
511
- US$/oz
491
401
Gold production for the quarter was similar to last quarter’s at
119,500 ounces. Gold production from the Lefroy mill was
unchanged at 111,300 ounces. Higher grade ore from
underground and open pit sources was offset by lower tonnage milled due to a major mill shutdown during the quarter and a release of 3,000 ounces from gold in circuit. Heap leach production at 8,200 ounces this quarter was similar to the previous quarter.
During the quarter 3.4 million bank cubic metres (BCMs) of ore and waste, which includes waste classified as capital for accounting purposes, were mined from the open pit operations compared with
2.4 million BCM in the previous quarter. The average strip ratio including capital waste peaked at 9.0 in the June quarter compared with 8.5 previously with the commencement of the cutbacks of the
Leviathan, Pluton, Revenge and Cave Rocks pits, and on-going development of the North Revenge pit. Open pit operations
produced 1.0 million tons of ore for the quarter, compared with 0.7 million tons for the previous quarter. The open pit ore grade decreased to 2.0 grams per ton compared with 2.3 grams per ton in the previous quarter. The majority of ore was mined from the lower grade North Revenge pit together with the Leviathan cutback and
Thunderer pits. The Delta North pit was completed during the quarter.
Underground operations produced 297,000 tons of ore at 5.7
grams per ton for the quarter compared with 317,000 tons at 5.5 grams per ton in the previous quarter. The majority of this
decrease was due to the completion of mining of the Conqueror reserve. This reduced the production from the Argo complex from
137,000 tons at 5.9 grams per ton to 114,000 tons at 6.4 grams per ton this quarter.
Operating costs, including gold-in-process movements, increased to A$74 million (R433 million) from A$63 million (R358 million) in the March quarter. This increase was due to an increase in
maintenance costs at the Lefroy mill of A$3 million (R18 million)
and an increase in mining costs from mining the more expensive
Leviathan and North Revenge cutbacks, compared with mining the now depleted Delta pit in the March quarter. As a result of the above factors, total cash costs increased from A$511 per ounce
(US$401 per ounce) in the March quarter to A$591 per ounce
(US$491 per ounce) for the June quarter.
Operating profit decreased from A$36 million (R202 million) to
A$23 million (R137 million) due to the lower gold price
compounded with increased costs. Unlike the US dollar gold price, which increased quarter on quarter, the gold price in Australian dollars at St Ives decreased from A$828 to A$810 per ounce
quarter on quarter. This decrease was due to the 6 per cent
stronger Australian dollar when compared with the US dollar.
Capital expenditure at A$26 million (R155 million) was unchanged quarter on quarter. Mine development capital of A$11 million (R66 million) included commencement of development at the Leviathan pit cutback and Belleisle underground mine and continuation of development of the North Revenge pit and Argo underground mine.
Processing capital works cost A$8 million (R49 million) which included the construction of the North Orchin emergency tailings disposal system and the installation of an agglomeration drum at

GOLD FIELDS RESULTS Q4F2007
I

the heap leach circuit. Capitalised exploration expenditure was
A$5 million (R30 million) for the quarter.
Gold production for the September quarter is expected to decrease by about 15 per cent compared with the June quarter due to the completion of the Delta North and Thunderer pits, and the
underground Conqueror operation. These operations will be
replaced by lower grade ore from the existing pits. Production should return to prior quarter’s levels in the second half of financial
2008 as new underground sources come on stream. Cash costs
should increase marginally due to the lower production in the
September quarter.
Agnew
June
2007
March
2007
Gold produced
- 000’ozs
53.5
46.6
Yield
- g/t
4.9
4.5
Total cash costs
- A$/oz
476
426
- US$/oz
395
334
Gold production for the June quarter was 53,500 ounces, which was 15 per cent higher than the March quarter’s 46,600 ounces.
This production increase was due to the combined yield increasing from 4.5 grams per ton to 4.9 grams per ton quarter on quarter.
This increase was due to improved grades at Songvang and a
more optimised mill feed blend between Songvang and higher
grade underground production.
Ore mined from underground declined in the June quarter to
77,000 tons at a grade of 10.0 grams per ton compared with 98,000 tons at 9.7 grams per ton in the March quarter. This was mainly due to reduced tonnages from Kim South as stopes came on line slightly behind schedule due to a change in mining method.
However, this was offset by a substantial increase in volumes mined at the Songvang open pit, which increased from 451,000 tons at a grade of 2.2 grams per ton in the March quarter to
525,000 tons at a grade of 3.6 grams per ton in the June quarter.
Approximately half of the tons mined from Songvang were
stockpiled due to processing constraints particularly given the need to give priority in the processing of higher grade underground material. This stockpiling resulted in a significant gold-in-process credit for the quarter.
The increase in production from Songvang was achieved despite a two week interruption for grade control drilling. The strip ratio decreased from 3.7 in the March quarter to 1.6 in the June quarter as the pit nears completion, estimated at the end of August.
Operating costs, including gold-in-process movements, were
unchanged at A$17 million (R101 million). The increase in mining costs at Songvang, where costs increased due to an increase in waste normalisation charges in line with higher mining volumes was offset by increased gold-in-process credits as highlighted above. Total cash costs increased from A$426 per ounce (US$334 per ounce) to A$476 per ounce (US$395 per ounce) for the quarter.
The increase in cash costs is due to the inclusion of higher waste normalisation charges at Songvang in line with increased
production from the pit and lower overall ounces in revenue from the pit than originally anticipated. Operating profit increased from
A$22 million (R122 million) in the March quarter to A$27 million
(R157 million) due to the increase in gold revenue.
Capital expenditure doubled to A$10 million (R60 million) in the
June quarter. The majority of this increase was due to progress payments for the upgrading of mine accommodation, combined
with increased capital development at Kim Lode. Capitalised
exploration expenditure increased by A$3 million (R17 million)
quarter on quarter.
Gold produced during the September quarter is expected to be slightly lower than the June quarter. Cash costs should remain steady quarter on quarter.
Year ended 30 June 2007 compared with year
ended 30 June 2006
Group attributable gold production decreased 1 per cent from 4.07 million ounces for the year ended June 2006 to 4.02 million ounces produced in financial 2007.
At the South African operations gold production decreased from
2.66 to 2.65 million ounces. Driefontein decreased by 12 per cent to 1.02 million ounces mainly due to lower underground and
surface grades. Kloof increased marginally to 0.92 million ounces, with lower surface and underground grades offset by higher
tonnage. Gold production at Beatrix decreased by 9 per cent to
0.54 million ounces due to lower grades. Part of this shortfall was offset by South Deep, acquired on 1 December 2006, which
produced 0.17 million ounces for the 7 months to end June.
At the international operations total gold production decreased from
1.69 million ounces in financial 2006 to 1.64 million ounces in financial 2007. In Ghana, Damang’s gold production decreased 20 per cent to 0.19 million ounces due to a reduction of available high grade fresh ore tonnages mined and processed. Tarkwa was
marginally lower at 0.70 million ounces. In Australia, St Ives and
Agnew both decreased by about 3 per cent to 0.49 and 0.21 million ounces respectively. The decrease at St Ives was due to a
reduction of high grade underground ore from Junction and East
Repulse, which was replaced with lower grades surface ore. At
Agnew, the decrease was due to an increase in ore mined from the lower grade Songvang open pit, which replaced depleted high
grade underground ore. At Choco 10, gold production doubled to
0.056 million ounces as financial 2006 only included production from the acquisition date of 1 March 2006.
Revenue increased by 35 per cent in rand terms (increased 20 per cent in US dollar terms) from R14,605 million (US$2,282 million) to
R19,693 million (US$2,735 million). The higher average gold price of R147,623 per kilogram (US$638 per ounce) compared with
R107,918 per kilogram (US$524 per ounce) achieved in F2006
more than offset the lower production.
Operating costs, including gold-in-process movements, increased from R9,525 million (US$1,488 million) to R12,193 million
(US$1,694 million), an increase of R2,688 million (US$206 million)
or 28 per cent. This increase was mainly due to the acquisition of
South Deep which added R720 million (US$100 million) for the seven months of operation, Choco 10 added a further R233 million
(US$31 million) in its first full year, R420 million was due to translating costs at the weaker rand, with the majority of the balance due to above inflation wage increases in South Africa, the significant price increase of important inputs – namely fuel, steel and cyanide to mention but a few at all the operations, increased power costs in Ghana and the increased royalty at St Ives.
Exchange rates weakened from an average of US$1 = R6.40 to
US$1 = R7.20, or 13 per cent and from A$1 = R4.79 to A$1 =
R5.65, 18 per cent year on year. Added to this was the increase in volumes required to maintain gold production as grades on average decreased by 4 per cent year on year for the Group. Total cash costs for the Group in rand terms, year on year, increased 28 per cent from R67,988 per kilogram (US$330 per ounce) to R87,070 per kilogram (US$376 per ounce) due to the above factors.
At the South African operations operating costs, increased by 23 per cent from R6,105 million to R7,478 million for the year. The increase excluding South Deep was 11 per cent. This was due to the above inflation wage increases, an increase in on-reef
development and the increase in certain input costs such as steel and food, partially offset by the cost saving initiatives implemented over the year. Unit cash costs increased 18 per cent from R73,802 to R86,908 per kilogram due to the inclusion of South Deep, which averaged R137,689 per kilogram for the seven months, and the cost increases at the other South African operations and the lower production. Excluding South Deep cash costs increased from
R73,802 to R83,511 per kilogram an increase of 13 per cent. At the international operations unit cash costs increased by 22 per cent from US$309 per ounce to US$377 per ounce, mainly due to higher power costs in Ghana due to load shedding, increased
maintenance costs of the mining fleet at Tarkwa, increased costs at
Agnew due to increased mining and processing of the Songvang

I
GOLD FIELDS RESULTS Q4F2007
open pit and the combined effect of higher stripping ratios and increased cost of inputs driven by the commodities boom.
Operating profit increased from R5,139 million (US$803 million) to
R7,746 million (US$1,076 million), with the Group benefiting from the higher gold price in all currencies.
After accounting for taxation and sundry items net earnings were
R2,363 million (US$328 million) for the year, compared with R1,544 million (US$241 million) in the previous year. The increase in earnings was largely due to the 51 per cent increase in operating profit.
Earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items amounted to R2,298 million
(US$319 million) this year compared with R1,386 million (US$217 million) in financial 2006.
Capital and development
projects
Cerro Corona
During the quarter community relationships remained stable on the
Cerro Corona project site. While community employment and
contracting levels are significant at this point in time, these will decline as construction activities tail off through the latter part of the calendar year, presenting a possible catalyst for social discontent.
Strategies have been developed to reduce the impact of this. The
Community stakeholder participation remains high with over 50 local contractors and suppliers while almost 1,000 of the 1600 people working on site are from local communities.
During the quarter the focus of mining activities shifted from surface mining or oxide and waste to the generation of construction
materials for various site structures. The mining fleet was
transferred from the Cerro Corona mine to one of three rock
quarries within the project boundary. Over the next two quarters the mining fleet will focus on production of construction materials, from both the surface mine and quarries on the project site, for haul road and tailing embankment construction. A total of 1.45 million tons was excavated from the Cerro Corona mine this quarter
(March 2.3 million tons), of which approximately 93 per cent was overburden, with the balance being oxide ore for stockpiling.
Surface mine development has progressed to the point that further mining of sulfide ore and overburden will only take place upon commissioning of the concentrator early in calendar 2008. Mining progress is no longer on the critical path for project start up. Unit mining cost performance, at US$1.75 per ton was in line with expectation.
During the quarter engineering efforts shifted to the Cerro Corona mine site in support of field construction efforts. On the
procurement front, save for one, all major construction packages have now been awarded and are in process.
Design of the tailing embankment has been finalised. Recognising the scale and complexity of the tailing facility, rigorous review has taken place internally and externally, including an Independent
Geotechnical and Tailing Dam Review Board (IGTRB).
On the construction front, 3 major milestone were achieved by quarter end:
· The large haul road from the plant site down to the tailings dam embankment was completed.
· Stripping and preparation of the tailings embankment footprint and keyway was complete and placement of the under drain
  material commenced as did grouting.
· The SAG mill shell was positioned on its foundations.
Completion of construction is forecast for early January 2008, and the project is still expected to commence ore treatment in that month, with shipment of concentrates commencing in that quarter.
The greatest schedule risk remains delays in completion of the tailing embankment.
During the quarter cumulative construction commitments reached
US$300 million (March US$220 million) while total capital
expenditure in the quarter was US$90 million (March US$46
million). Although cost pressures remain extreme the total capital construction cost for the project remains forecast at approximately
US$343 million.
Exploration and corporate
development
Gold Fields completed drilling on seven projects during the quarter on its greenfield exploration sites. At the Essakane project in
Burkina Faso (GFI earning 60 per cent), the bankable feasibility study is progressing with completion estimated before the end of the calendar year. Several exploration targets were tested on the extensive land holdings in the district by air core drilling through shallow cover.
On the Sankarani project (GFI earning 65 per cent) in south-
western Mali, presently operated by partner Glencar Mining plc
(AIM: “GEX”), reverse circulation (“RC”) drilling was completed on
Kabaya South and Sanioumale targets. Under the terms of the
option agreement, Gold Fields has earned the right to an effective
25 per cent interest in the project through its interest in Glencar
BVI, a holding company which owns 95 per cent of the Malian
company that owns the asset. At the 80 per cent owned Kisenge project in the southern DRC, a second phase of diamond drilling began in late May. This phase is intended to systematically test the seven kilometer Mpokoto anomaly at Kisenge. Mpokoto is one of fourteen identified targets on the project of which seven will be drilled in this next programme.
In Kyrgyzstan, Gold Fields has an option to joint venture the Talas project via its equity placement in Lero Gold Corp (TSX-V: “LER”).
Geophysical work is in progress and a 2,700 metre diamond drilling programme will follow.
At the Central Victoria project in Australia, aircore and diamond drilling continued to define the newly discovered parallel trend located to the east of Lockington trend. Results received to date support two potentially significant mineralised trends but we have yet to attain consistent intersections defining an underground minable resource. The programme is still in the early stages of evaluating these mineralised trends discovered under shallow cover. At the New South Wales generative programme being
completed with a subsidiary company owned by GeoInformatics
Exploration Inc (TSX Venture: “GXL”), an aircore and RC drilling programme was started during the quarter. Our partners (GXL)
completed a successful float of Clancy Exploration, their subsidiary that holds this project and raised A$5 million. Most drilling in southeastern Australia was curtailed during June due to extensive rain making access difficult.
In the El Callao district in Venezuela, adjacent to Choco 10, drilling was completed on the El Choco and Avila targets and commenced on the La Pinta and La Victoria targets. On the Dominican
Republic joint venture with partner GoldQuest Mining Corp (TSX
Venture: “GQC”), geophysical and geochemical work continues to develop further drill targets.
On 22 June 2007 Gold Fields’ wholly-owned subsidiary Gold Fields
Exploration B.V. (“Gold Fields Exploration”) exercised warrants to acquire 1,200,000 common shares of GoldQuest Mining Corp for an exercise price of CAN$0.30 per common share. This represents approximately 2.43 per cent of the outstanding common shares of
GoldQuest. Following its exercise of these warrants, Gold Fields
Exploration holds approximately 10.85 per cent of the outstanding common shares of GoldQuest. While Gold Fields Exploration has no current intention to acquire additional securities of GoldQuest in the immediate future, it may increase or decrease its interest in GoldQuest at prices which it determines to be attractive, at any time.
Corporate
Gold Fields announces Mineral Resources and Ore
Reserves
On 6 June 2007 Gold Fields published its Mineral Resource and Ore
Reserve Statement for the 12 month period to 31 December 2006.
Total attributable precious metal Mineral Resources, inclusive of Ore
Reserves, increased by 40 per cent to 251.7 million ounces and total attributable Ore Reserves increased by 44 per cent to 93.8 million

GOLD FIELDS RESULTS Q4F2007
I

ounces. Both numbers are net of 12 months’ depletion and include the acquisition of South Deep gold mine.
The Resource and Reserve Statement has been audited by a leading independent global mining consultancy and is SAMREC compliant and aligned to the requirements of the Sarbanes-Oxley Act.
The full Mineral Resource and Ore Reserve declaration Supplement is available on the Gold Fields website.
Gold Fields acquires an additional 16.2 million ounces
adjacent to South Deep
An agreement has been reached in terms of which JCI Limited (JCI)
and Randgold & Exploration Company Limited (R&E) will relinquish certain rights which they have to ground contiguous to South Deep
Gold Mine (South Deep) for a consideration of R400 million (US$60 million) plus VAT.
The agreement is subject to, inter alia, the approval of shareholders representing at least 50 per cent of the shares entitled to vote at general meetings of both JCI and R&E. The JCI and R&E shareholders
meetings are expected to take place during the last week of September.
Irrevocable undertakings of support for the proposed transaction have been received from shareholders representing 57 per cent of JCI shares and 52 per cent of R&E shares entitled to vote at the respective meetings.
The transaction, if implemented, will result in Western Areas (a 100 per cent subsidiary of Gold Fields Limited) owning 74 per cent of a company which holds the exploration rights to the ground in question, with Peotona Gold, a black empowerment company, holding the
balance.
It is estimated that the contiguous ground, immediately to the East of
South Deep, contains an indicated resource of approximately 16.2 million ounces of gold at a cut off grade of 5 grams per ton. This ground could be accessed through the existing South Deep Infrastructure.
Awards
Gold Fields has for the fifth consecutive year received top awards from the Investment Analysts of Southern Africa. The Group was given the
Squirrel award for 2006 for best reporting and communication in the resources, diamonds, precious metals and minerals category. We also again received the Samrec/IASA award for best reporting of mineral resources and reserves according to the Samrec code.
In addition, our Damang mine in Ghana received the Ghana
Environmental Protection Agency Award for the third consecutive year for being the most environmentally committed mining company in that country.
New Executive appointments
Vice President Exploration
Following the resignation of Craig Nelsen from the position of head of exploration, Tommy McKeith will be returning to Gold Fields with effect from 1 October 2007 as a replacement for Craig.
Prior to his position as Chief Executive Officer at Troy Resources NL,
Tommy was employed at Gold Fields as Vice President, Business
Development. His experience at Gold Fields included sixteen years in business development and mine and exploration geology in the international mining sector.
Investor Relations
Because of the growing importance of the United States market to Gold
Fields and the recent departure of Cheryl Martin, who used to be our
Investor Relations representative there, we have decided to redeploy
Willie Jacobsz to head up our investor and media relations effort in
North America. He will be based in Boston.
As a consequence, Willie will relinquish executive responsibility for the
Corporate Affairs and Communication portfolios to Nerina Bodasing.
Nerina will also retain her current portfolio of Investor Relations for the
Group. Her new title will be Senior Vice President: Head of Investor
Relations and Corporate Affairs, which is a promotion for Nerina.
Dividend
In line with the Company’s policy of paying out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:
- final dividend number 67: 95 SA cents per share
- last date to trade cum-dividend: Friday 17 August 2007
- sterling and US dollar conversion date:     Monday    20 August 2007
- trading commences ex-dividend:
Monday    20 August 2007
- record date: Friday 24 August 2007
- payment date:
Monday    27 August 2007
Share certificates may not be dematerialised or rematerialised between
Monday, 20 August 2007 and Friday, 24 August 2007, both dates inclusive.
Change in accounting policy
Capitalisation of costs relating to Ore Reserve
Development (ORD)
On 1 July 2006, the Group changed its accounting policy for Ore
Reserve Development (“ORD”) costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied
retrospectively for the earliest comparative period presented in terms of
IAS 8 Accounting policies, changes in accounting estimates and errors.
ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the
Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group’s policy with those of its global industry peers.
The effect of the change in accounting policy for the last 3 years is an after tax net credit to earnings of:
F2006
- R155.5 million
F2005       -      R143.2
million
F2004       -      R397.3
million
The impact of the change in accounting policy for the June 2007 quarter, is a net credit to earnings of R39 million. The net credit to earnings in the March 2007 quarter amounted to R75 million. For the
June 2006 quarter the impact was a net credit to earnings of R41 million.
The corresponding entry for the above adjustments was to increase property, plant and equipment and deferred tax liabilities.
Provisional accounting for South Deep
The acquisition of South Deep has been accounted for on a provisional basis in accordance with IFRS 3. This has resulted in the recognition of goodwill amounting to R4.4 billion.
Outlook
Gold production for the September quarter is forecast to be similar to the June quarter, while the level of cash costs is dependent on the outcome of the wage negotiations at the South African operations.
Basis of accounting
The unaudited results for the quarter and year have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the June
2007 quarter are submitted in this report.
These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.
Audit review
The year-end results have been reviewed in terms of Rule 3.23 of the listing requirements of JSE Limited by the Company’s auditors,
PricewaterhouseCoopers Inc. Their unqualified review opinion is available upon request from the Company Secretary and on the web site.
I.D. Cockerill
Chief Executive Officer
1 August 2007

I
GOLD FIELDS RESULTS Q4F2007
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
June
2007
March
2007
Restated
June
2006
June
2007
Restated
June
2006
Revenue
5,112.6
4,994.2        4,369.0       19,693.1
14,604.7
Operating costs, net
3,163.0
3,154.1        2,495.8       11,947.4
9,465.9
- Operating costs
3,289.7
3,165.2        2,518.5       12,193.2
9,524.7
- Gold inventory change
(126.7)
(11.1)           (22.7)          (245.8)
(58.8)
Operating profit
1,949.6
1,840.1        1,873.2        7,745.7
5,138.8
Amortisation and depreciation
871.5
704.3           573.0
3,001.6
2,074.6
Net operating profit
1,078.1
1,135.8        1,300.2        4,744.1
3,064.2
Net interest (paid)/received
(59.5)
(111.9)             (5.0)
(181.3)
5.7
(Loss)/gain on foreign exchange
(32.1)
(379.7)             40.0
(151.1)
120.5
Gain/(loss) on financial instruments
39.3
(35.2)             23.8
(24.5)
(24.0)
Other expenses
(10.1)
(26.8)           (55.6)          (129.5)
(186.9)
Exploration
(89.1)
(75.6)           (94.0)          (295.2)
(247.9)
Profit before tax and exceptional items
926.6
506.6       1,209.4          3,962.5
2,731.6
Exceptional gain
35.2
192.0              6.2
243.7
63.9
Profit before taxation
961.8
698.6       1,215.6          4,206.2
2,795.5
Mining and income taxation
365.9
261.9          491.7
1,572.2
1,023.9
- Normal taxation
140.2
232.5          227.0             883.8
578.3
- Deferred taxation
225.7
29.4          264.7             688.4
445.6
Net profit
595.9
436.7          723.9
2,634.0
1,771.6
Attributable to:
- Ordinary shareholders
527.5
370.4          645.2
2,362.5
1,544.1
- Minority shareholders
68.4
66.3            78.7             271.5
227.5
Exceptional items:
Profit on sale of investments
5.6
182.3            10.0             193.0
40.3
Profit/(loss) on sale of assets
32.4
10.0            (0.9)               53.5
23.6
Impairment of assets
(2.8)
-                -
(2.8)                      -
Other
-
(0.3)            (2.9)
-
-
Total exceptional items
35.2
192.0             6.2
243.7
63.9
Taxation
(14.0)
(49.2)              2.8
(69.0)
(11.9)
Net exceptional items after tax and minorities
21.2
142.8             9.0
174.7
52.0
Net earnings
527.5
370.4         645.2
2,362.5
1,544.1
Net earnings per share (cents)
81
60             130                 423
313
Diluted earnings per share
77
57             120                 398
298
Headline earnings
506.3
227.6         634.6
2,187.8
1,492.1
Headline earnings per share (cents)
78
37             128                 392
303
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items
488.4
512.0         576.8
2,298.4
1,385.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)
75
83             117                 412
281
Gold sold – managed kg
33,454
33,034        33,875         133,401
135,332
Gold price received R/kg
152,825
151,184     128,974          147,623
107,918
Total cash costs R/kg
92,273
92,490        70,899           87,070
67,988

GOLD FIELDS RESULTS Q4F2007
I

Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
Year ended
June
2007
March
2007
Restated
June
2006
June
2007
Restated
June
2006
Revenue
718.5
692.6              682.7
2,735.2
2,282.0
Operating costs, net
444.4
437.3              389.9
1,659.4
1,479.0
- Operating costs
462.0
438.9              393.5
1,693.5
1,488.2
- Gold inventory change
(17.6)
(1.6)                (3.6)
(34.1)
(9.2)
Operating profit
274.1
255.3              292.8
1,075.8
803.0
Amortisation and depreciation
122.3
97.7                89.6
416.9
324.2
Net operating profit
151.8
157.6              203.2              658.9
478.8
Net interest (paid)/received
(8.4)
(15.4)                (0.8)
(25.2)
0.9
(Loss)/gain on foreign exchange
(4.5)
(52.5)                  6.5
(21.0)
19.1
Gain/(loss) on financial instruments
5.4
(4.8)                  3.5
(3.4)
(4.0)
Other expenses
(1.5)
(3.7)                (8.7)
(18.0)
(29.2)
Exploration
(12.5)
(10.5)              (14.7)              (41.0)
(38.7)
Profit before tax and exceptional items
130.3
70.7              189.0              550.3
426.9
Exceptional gain
5.0
26.5                  1.0                33.8
10.0
Profit before taxation
135.3
97.2              190.0              584.1
436.9
Mining and income taxation
51.6
36.4                76.8
218.4
160.0
- Normal taxation
20.0
32.2                35.5
122.8
90.4
- Deferred taxation
31.6
4.2                41.3                95.6
69.6
Net profit
83.7
60.8              113.2              365.7
276.9
Attributable to:
- Ordinary shareholders
74.1
51.6              100.9              328.0
241.4
- Minority shareholders
9.6
9.2                12.3                 37.7
35.5
Exceptional items:
Profit on sale of investments
0.9
25.2                 1.6                 26.8
6.3
Profit/(loss) on sale of assets
4.5
1.4                (0.1)                  7.4
3.7
Impairment of assets
(0.4)
-                      -
(0.4)
-
Other
-
(0.1)                (0.5)
-
-
Total exceptional items
5.0
26.5                 1.0                 33.8
10.0
Taxation
(2.0)
(6.8)                 0.4
(9.6)
(1.9)
Net exceptional items after tax and minorities
3.0
19.7                 1.4                 24.2
8.1
Net earnings
74.1
51.6             100.9               328.0
241.4
Net earnings per share (cents)
11
8                   20                   59
49
Diluted earnings per share
11
7                   18                   55
47
Headline earnings
71.1
31.9               99.2
303.8
233.1
Headline earnings per share (cents)
11
5                   20                    54
47
Net earnings excluding gains and losses on foreign exchange, financial instruments and exceptional items
68.9
71.0                90.1
319.2
216.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and exceptional items (cents)
11
11                   18                   57
44
South African rand/United States dollar conversion rate
7.09
7.21                6.39                7.20
6.40
South African rand/Australian dollar conversion rate
5.89
5.66                4.77                5.65
4.79
Gold sold – managed ozs (000)
1,076
1,062              1,089              4,289
4,351
Gold price received $/oz
670
652                 628                 638
524
Total cash costs $/oz
405
399                 345                 376
330

I
GOLD FIELDS RESULTS Q4F2007
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2007
Restated
June
2006
June
2007
Restated
June
2006
Property, plant and equipment
41,970.8
24,316.1
5,870.0
3,272.7
Goodwill
4,458.9
-
623.7
-
Non-current assets
627.7
484.0
87.8
65.1
Investments
2,272.4
2,483.9
317.8
334.3
Current assets
6,061.2
4,351.2
847.7
585.6
- Other current assets
3,751.1
2,733.7
524.6
367.9
- Cash and deposits
2,310.1
1,617.5
323.1
217.7
Total assets
55,391.0
31,635.2
7,747.0
4,257.7
Shareholders’ equity
37,106.3
20,001.5
5,189.7
2,692.0
Deferred taxation
5,979.6
5,551.3
836.3
747.1
Long-term loans
6,170.5
2,021.6
863.0
272.1
Environmental rehabilitation provisions
1,414.1
1,079.3
197.8
145.3
Post-retirement health care provisions
21.0
18.0
2.9
2.4
Current liabilities
4,699.5
2,963.5
657.3
398.8
- Other current liabilities
3,980.9
2,641.8
556.8
355.5
- Current portion of long-term loans
718.6
321.7
100.5
43.3
Total equity and liabilities
55,391.0
31,635.2
7,747.0
4,257.7
South African rand/US dollar conversion rate
7.15
7.43
South African rand/Australian dollar conversion rate
6.06
5.44
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2007
Restated
June
2006
June
2007
Restated
June
2006
Balance at the beginning of the financial year
20,001.5
16,534.1
2,692.0
2,467.8
Effect of change in accounting policy – capitalisation of ORD costs
-
540.5
-
80.7
Issue of share capital
78.7
1.3
10.9
0.2
Increase in share premium
18,398.2
116.7
2,561.5
18.2
Loss on transacting with minorities
(3,559.9)
-
(495.9)
-
Net revaluation surplus arising on acquisition of subsidiaries
-
168.7
-
27.3
Marked to market valuation of listed investments
205.7
431.7
28.6
67.4
Dividends paid
(1,141.4)
(477.7)
(159.7)
(74.8)
Increase in share-based payment reserve
90.0
67.6
12.5
10.6
Profit attributable to ordinary shareholders
2,362.5
1,544.1
328.0
241.4
Profit attributable to minority shareholders
271.5
227.5
37.7
35.5
Increase/(decrease) in minority interests
253.7
28.5
(13.0)
4.1
Currency translation adjustment and other
145.8
818.5
187.1
(186.4)
Balance as at the end of June
37,106.3
20,001.5
5,189.7
2,692.0
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
June
2007
Restated
June
2006
June
2007
Restated
June
2006
Net earnings
2,362.5
1,544.1
328.0
241.4
Profit on sale of investments
(193.0)
(40.3)
(26.8)
(6.3)
Taxation effect of profit on sale of investments
48.6
1.9
6.8
0.3
Profit on sale of assets
(53.5)
(23.6)
(7.4)
(3.7)
Taxation effect of profit on sale of assets
20.4
10.0
2.8
1.6
Other after tax adjustments
2.8
-
0.4
(0.2)
Headline earnings
2,187.8
1,492.1
303.8
233.1
Headline earnings per share – cents
392
303
54
47
Based on headline earnings as given above divided by
558,259,686 - F2007 (492,922,941 - F2006) being the weighted average number of ordinary shares in issue for the period.

GOLD FIELDS RESULTS Q4F2007
I

Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
Year ended
June
2007
March
2007
Restated
June
2006
June
2007
Restated
June
2006
Cash flows from operating activities
1,969.3
(2,615.1)            1,742.3            2,344.7
4,284.1
Profit before tax and exceptional items
926.6
506.6            1,209.4            3,962.5
2,731.6
Exceptional items
35.2
192.0                   6.2
243.7
63.9
Amortisation and depreciation
871.5
704.3               573.0
3,001.6
2,074.6
Change in working capital
274.0
(131.8)               134.3
(168.8)
(23.8)
Taxation paid
(136.7)
(177.6)               (81.3)              (714.7)
(351.0)
Settlement of Western Areas hedge
-
(3,893.8)                      -
(3,893.8)
-
Other non-cash items
(1.3)
185.2               (99.3)                (85.8)
(211.2)
Dividends paid
-
(585.5)               (45.9)
(1,141.4
(477.7)
Ordinary shareholders
-
(585.5)                      -
(1,130.9)
(394.5)
Minority shareholders in subsidiaries
-
-                (45.9)                (10.5)
(83.2)
Cash flows from investing activities
(2,331.8)
(1,419.8)         (1,795.0)
(15,194.6)
(6,261.0)
Capital expenditure – additions
(2,190.4)
(1,341.4)            (875.8)
(6,095.8)
(2,641.6)
Capital expenditure – proceeds on disposal
41.1
11.0                10.3                   63.4
40.0
Purchase of subsidiaries
(25.0)
(30.9)               (21.7)
(8,732.7)
(2,559.3)
Purchase of investments
(99.9)
(349.6)             (851.2)              (648.4)
(1,046.2)
Proceeds on the disposal of investments
11.3
305.7                  1.6
326.1
18.2
Environmental and post-retirement health care payments
(68.9)
(14.6)               (58.2)              (107.2)
(72.1)
Cash flows from financing activities
336.8
5,500.4                37.4
14,684.7
673.0
Loans received
5,324.1
4,439.9                      -
18,821.9
986.7
Loans repaid
(5,003.0)
(9,035.6)                      -
(14,194.2)
(287.5)
Minority shareholders loans repaid
-
-                (33.6)                (90.1)
(144.2)
Shares issued
15.7
10,096.1                 71.0
10,147.1
118.0
Net cash (outflow)/inflow
(25.7)
880.0               (61.2)                693.4
(1,781.6)
Translation adjustment
8.0
35.3               177.2                  (0.8)
24.1
Cash at beginning of period
2,327.8
1,412.5            1,501.5             1,617.5
3,375.0
Cash at end of period
2,310.1
2,327.8            1,617.5             2,310.1
1,617.5
United States Dollars
Quarter
Year ended
June
2007
March
2007
Restated
June
2006
June
2007
Restated
June
2006
Cash flows from operating activities
276.1
(358.9)               267.9                333.7
669.6
Profit before tax and exceptional items
130.3
70.7               189.0                550.3
426.9
Exceptional items
5.0
26.5                   1.0                  33.8
10.0
Amortisation and depreciation
122.3
97.7                 89.6
416.9
324.2
Change in working capital
37.8
(18.2)                 21.0
(23.4)
(3.7)
Taxation paid
(19.1)
(26.6)               (17.1)               (97.4)
(54.8)
Settlement of Western Areas hedge
-
(534.6)                      -
(534.6)
-
Other non-cash items
(0.2)
25.6               (15.6)                (11.9)
(33.0)
Dividends paid
-
(81.4)                 (7.2)
(159.7)
(74.8)
Ordinary shareholders
-
(81.4)                      -
(158.2)
(61.8)
Minority shareholders in subsidiaries
-
-                  (7.2)                  (1.5)
(13.0)
Cash flows from investing activities
(331.2)
(198.7)             (280.7)
(2,110.4)
(995.6)
Capital expenditure – additions
(306.4)
(186.1)             (137.0)              (846.6)
(412.8)
Capital expenditure – proceeds on disposal
5.7
1.5                   1.7                    8.8
6.3
Purchase of subsidiaries
(8.5)
(5.9)                 (3.5)
(1,212.9)
(417.1)
Purchase of investments
(14.2)
(48.4)             (133.0)                (90.1)
(163.5)
Proceeds on the disposal of investments
1.8
42.2                   0.2                  45.3
2.8
Environmental and post-retirement health care payments
(9.6)
(2.0)                 (9.1)
(14.9)
(11.3)
Cash flows from financing activities
17.9
756.0                   9.7
2,011.5
108.5
Loans received
718.0
718 0
609.4                   3.8
2,593.1
158.0
Loans repaid
(708.1)
(1,249.8)                      -
(1,979.4)
(44.9)
Minority shareholders loans repaid
-
-                  (5.2)
(11.5)
(23.0)
Shares issued
8.0
1,396.4                 11.1
1,409.3
18.4
Net cash (outflow)/inflow
(37.2)
117.0               (10.3)                  75.1
(292.3)
Translation adjustment
37.0
3.9               (11.1)                  30.3
6.3
Cash at beginning of period
323.3
202.4               239.1                217.7
503.7
Cash at end of period
323.1
323.3               217.7                323.1
217.7

I
GOLD FIELDS RESULTS Q4F2007
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure,
· for specific debt servicing requirements, and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.
Position at end of June 2007
Western Areas Limited Gold Derivative Structure
On 21 May 2007 the JP Morgan bridge loan facility was repaid, through refinancing with Barclays Bank and ABN AMRO bank as follows: US$500 million at 5.6561 per cent per annum and US$51 million at 5.6061 per cent per annum. The first interest payment date on the new facility is 6 August 2007.
US Dollars / Rand forward purchases
As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollars/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279, this cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the US$550.8 million forward cover have been accounted for under (loss)/gain on foreign exchange.
Year ended 30 June
2008
Forward purchases:
Amount (US dollars) - 000’s 550,800
Average rate forward - (ZAR/US$)
7.3279
The marked to market value of the US$550.8 million forward cover was negative by R77 million (US$10.8 million).
Diesel Hedge
On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of
US$0.5716 per litre (US$676.20 per metric ton). This structure expired on 30 June 2007.
Subsequent to year end, Gold Fields Ghana Holdings (BVI) Ltd purchased a three month Asian style option in respect of 15 million litres of diesel, starting 1 July 2007. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike rate of US$0.5572 per litre.

GOLD FIELDS RESULTS Q4F2007
I

Total cash costs
Gold Institute Industry Standard
All figures are in Rand millions unless otherwise stated
South African Operations
International Operations
Ghana             Venezuela        Australia
#
.
Total Mine
Operations
Total   Driefontein
Kloof      Beatrix
South
Deep+
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating costs
(1)
June
2007
3,289.7
2,027.4
683.7
648.0
392.2
303.5
1,262.3
443.4         164.9          76.0             390.4
187.6
March 2007 3,165.2 2,012.0 677.3 643.5 387.9 303.3 1,153.2
465.8         160.2          64.6             329.6
133.0
Financial year ended 12,193.2 7,478.1
2,671.5     2,536.1
1,550.7 719.8 4,715.1
1,792.1         633.3        288.6          1,484.2
516.9
Gold-in-process and
June 2007
(90.4)
-
-
-
-
-
(90.4)
(68.7)          (2.2)        (11.2)              30.9
(39.2)
inventory change* March 2007 (0.8) 35.0 - - - 35.0 (35.8)
(16.6)            1.5
(19.9)             19.4
(20.2)
Financial year ended (173.9) 13.2 - - - 13.2 (187.1)
(113.5)           10.1
(35.4)             23.1
(71.4)
Less:
June 2007
9.3
6.8
3.0
2.0
1.7
0.1
2.5
0.7                 -                 -
1.8
-
Rehabilitation costs March 2007 8.8 6.4 3.0 2.0 1.4 - 2.4
0.8                 -                 -
1.6 -
Financial year ended 35.7 26.0 12.0 8.0 5.9 0.1 9.7
3.0                 -                 -
6.7 -
Production taxes
June 2007
2.3
2.3
(0.2)
2.6
(1.6)
1.5
-
-                -                 -                   -
-
March 2007 2.6 2.6 0.2 2.5 (0.1) - -
-                -                 -                   -
-
Financial year ended 18.6 18.6 5.8 10.1 1.2 1.5 -
-                -                 -                   -
-
General and admin
June 2007
143.0
79.3
28.1
24.6
16.0
10.6
63.7
25.8              3.5            18.2             11.6
4.6
March 2007 139.8 82.8 29.6 24.4 17.8 11.0 57.0
25.8              4.2           11.9              10.1
5.0
Financial year ended 538.7 304.8 115.6 97.6 70.0 21.6 233.9
102.3            15.8           52.3              47.0
16.5
Exploration costs
June 2007
11.8
-
-
-
-
-
11.8
-             5.7
-                6.0
0.1
March 2007 12.9 - - - - - 12.9
-            5.9
-                6.3
0.7
Financial year ended 41.3 - - - - - 41.3
-          14.4
-               24.8
2.1
Cash operating costs
June 2007
3,032.9
1,939.0
652.8
618.8
376.1
291.3
1,093.9
348.2          153.5            46.6            401.9
143.7
March 2007 3,000.3 1,955.2 644.5 614.6 368.8 327.3 1,045.1
422.6          151.6            32.8            331.0
107.1
Financial year ended 11,385.0 7,141.9
2,538.1     2,420.4
1,473.6 709.8 4,243.1
1,573.3          613.2          200.9         1,428.8
426.9
Plus:
June 2007
2.3
2.3
(0.2)
2.6
(1.6)
1.5
-
-                -                  -                   -
-
Production taxes March 2007 2.6 2.6 0.2 2.5 (0.1) - -
-                -                  -                   -
-
Financial year ended 18.6 18.6 5.8 10.1 1.2 1.5 -
-                -                  -                   -
-
Royalties
June 2007
51.7
-
-
-
-
-
51.7
24.3               5.7             1.2              14.1
6.4
March 2007 52.4 - - - - - 52.4
24. 3              7.2             1.3              14.4
5.2
Financial year ended 211.6 - - - - - 211.6
96.1             25.9            8.6               56.1
24.9
TOTAL CASH COSTS
(2)
June
2007
3,086.9
1,941.3
652.6
621.4
374.5
292.8
1,145.6
372.5           159.2           47.8            416.0
150.1
March 2007 3,055.3 1,957.8 644.7 617.1 368.7 327.3 1,097.5
446.9           158.8           34.1            345.4
112.3
Financial year ended 11,615.2 7,160.5
2,543.9     2,430.5
1,474.8 711.3 4,454.7
1,669.4           639.1         209.5         1,484.9
451.8
Plus:
June 2007
819.9
420.4
121.9
128.6
92.0
77.9
399.5
82.2               9.5             5.2
302.6
Amortisation* March 2007 638.3 335.6 119.6 125.5 35.4 55.1 302.7
67.5               8.6             7.0
219.6
Financial year ended 2,792.0 1,471.5 483.7 544.9 300.6 142.3 1,320.5
283.1             34.8           38.8
963.8
Rehabilitation
June 2007
9.3
6.8
3.0
2.0
1.7
0.1
2.5
0.7                  -                 -
1.8
March 2007 8.8 6.4 3.0 2.0 1.4 - 2.4
0.8                  -                 -
1.6
Financial year ended 35.7 26.0 12.0 8.0 5.9 0.1 9.7
3.0                  -                 -
6.7
June 2007
3,916.1
2,368.5
777.5
752.0
468.2
370.8
1,547.6
455.4            168.7           53.0
870.5
TOTAL PRODUCTION
COSTS
(3)
March 2007 3,702.4 2,299.8 767.3 744.6 405.5 382.4 1,402.6
515.2           167.4            41.1
678.9
Financial year ended 14,442.9 8,658.0
3,039.6     2,983.4
1,781.3 853.7 5,784.9
1,955.5           673.9          248.3
2,907.2
Gold sold
June 2007
1,075.6
685.3
260.5
229.6
125.7
69.5
390.2
170.5             39.3              7.4          119.5
53.5
- thousand ounces                            March
2007 1,062.1 665.1 251.2 220.0 119.2 74.6 397.0
174.3             48.5              8.2          119.4
46.6
Financial year ended 4,288.9 2,649.0 1,016.5 922.9 543.4 166.1 1,640.1
697.2           187.9            55.7          487.0
212.4
TOTAL CASH COSTS
June 2007
405
400
353
382
420
594
414
308              572            912              491
395
- US$/oz                                                March
2007 399 408 356 389 429 608 383
356             454             575              401
334
Financial year ended 376 375 348 366 377 595 377
333             473             523              424
295
TOTAL CASH COSTS
June 2007
92,273
91,072
80,538
87,019
95,805
135,368
94,381
70,243       130,278      207,826       111,888
90,150
- R/kg                                                    March
2007 92,490 94,644 82,506 90,180 99,434 141,017 88,881
82,454       105,305     133,203          92,974
77,502
Financial year ended 87,070 86,908 80,457 84,672 87,251 137,689 87,332
76,988       109,379     121,028          98,039
68,403
TOTAL PRODUCTION
June 2007
514
487
421
462
525
752
559
377              605
1,010
710
COSTS                                                  March
2007 483 480 424 469 472 711 490
410              479           693
567
- US$/oz
Financial year ended 468 454 415 449 455 714 490
390              498           619
577
DEFINITIONS
Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.
(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2) Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3) Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates are US$1 = R7.09 and US$1 = R7.21 for the June 2007 and March 2007 quarters respectively.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
+ The acquisition of South Deep is effective from 1 December 2006.
Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed
South African
Operations
International
Operations
Total Mine
Operations
Total  Driefontein
Kloof       Beatrix
South
Deep+
Total
Total cash costs as above
June 2007
3,086.9           1,941.3
652.6
621.4
374.5
292.8
1,145.6
(ORD capitalised) March 2007
3,055.3          1,957.8
644.7 617.1 368.7 327.3 1,097.5
Financial year ended
11,615.2          7,160.5
2,543.9 2,430.5 1,474.8 711.3 4,454.7
Add back ORD
June 2007
259.3            259.3
87.7
93.2
65.9
12.5
-
March 2007
248.2            248.2
79.6 96.4 66.0 6.2 -
Financial year ended
986.8            986.8
347.0 373.9 247.2 18.7 -
Restated total cash costs
##
June 2007
3,346.2          2,200.6
740.3
714.6
440.4
305.3
1,145.6
March 2007
3,303.5          2,206.0
724.3 713.5 434.7 333.5 1,097.5
Financial year ended
12,602.0          8,147.3
2,890.9 2,804.4 1,722.0 730.0 4,454.7
Restated total cash costs
June 2007
439
453
401
439
494
619
414
- US$ per ounce March 2007 431 460 400 450 506 620 383
Financial year ended 408 427 395 422 440 610 377
Restated total cash costs
June 2007
100,024         103,237
91,361
100,070
112,663
141,147
94,381
- Rand per kilogram March 2007
100,003        106,642
92,693 104,267 117,233 143,688 88,881
Financial year ended
94,467          98,885
91,432 97,697 101,875 141,309 87,332
## Restated total cash costs relates to total cash costs prior to the change in accounting policy.
+ The acquisition of South Deep is effective from 1 December 2006.

I
GOLD FIELDS RESULTS Q4F2007
Operating and financial results
South African Operations
South African Rand
Total Mine
Operations
Total      Driefontein
Kloof       Beatrix
South
Deep+
Operating Results
Ore milled/treated (000 tons)                                  June
2007
12,817
3,874           1,642            931              864
437
March
2007
13,382
3,844           1,634            920              807
483
Financial year ended
52,166
15,175           6,652          3,829           3,590             1,104
Yield (grams per ton)
June 2007
2.6
5.5               4.9             7.7              4.5                 4.9
March
2007
2.5
5.3               4.8             7.4              4.6                 4.3
Financial year ended
2.6
5.4               4.8             7.5              4.7                 4.6
Gold produced (kilograms)
June 2007
33,454
21,316           8,103          7,141           3,909              2,163
March
2007
32,788
20,440           7,814          6,843           3,708              2,075

Financial year ended

133,279
82,302         31,618         28,705         16,903
5,076
Gold sold (kilograms)
June 2007
33,454
21,316           8,103          7,141           3,909              2,163
March
2007
33,034
20,686           7,814          6,843           3,708              2,321
Financial year ended
133,401
82,392          31,618        28,705         16,903
5,166
Gold price received (Rand per kilogram)
June 2007
152,825
152,059        152,030       152,192       151,317          153,074
March
2007
151,184
151,445        151,932       151,016       151,807          150,495
Financial year ended
147,623
147,514        147,596       147,243       146,927          150,445
Total cash costs (Rand per kilogram)
June 2007
92,273
91,072          80,538         87,019        95,805          135,368
March
2007
92,490
94,644          82,506         90,180        99,434          141,017
Financial year ended
87,070
86,908          80,457         84,672        87,251          137,689
Total production costs (Rand per kilogram)
June 2007
117,059
111,114         95,952
105,307
119,775          171,429
March
2007
112,078
111,177         98,196
108,812
109,358          164,757
Financial year ended
108,267
105,083         96,135
103,933
105,384          165,254
Operating costs (Rand per ton)
June 2007
257
523              416             696              454                695
March
2007
237
523              415             699              481                628
Financial year ended
234
493              402             662              432                652
Financial Results (Rand million)
Revenue                                                             June
2007
5,112.6
3,241.3        1,231.9        1,086.8          591.5
331.1
March
2007
4,994.2
3,132.8        1,187.2        1,033.4          562.9
349.3
Financial year ended
19,693.1           12,154.0        4,666.7        4,226.6        2,483.5
777.2
Operating costs, net
June 2007
3,163.0
2,027.4          683.7           648.0           392.2            303.5
March
2007
3,154.1
2,047.0          677.3           643.5           387.9            338.3
Financial year ended
11,947.4
7,491.3       2,671.5         2,536.1        1,550.7
733.0
- Operating costs
June 2007
3,289.7
2,027.4          683.7           648.0           392.2            303.5
March
2007
3,165.2
2,012.0          677.3           643.5           387.9            303.3
Financial year ended
12,193.2
7,478.1        2,671.5        2,536.1        1,550.7
719.8
- Gold inventory change
June 2007
(126.7)
-                  -                  -                 -                  -
March
2007
(11.1)
35.0                 -                  -                 -
35.0
Financial year ended
(245.8)
13.2                 -                  -                 -
13.2
Operating profit
June 2007
1,949.6
1,213.9          548.2           438.8           199.3
27.6
March
2007
1,840.1
1,085.8          509.9           389.9           175.0
11.0
Financial year ended
7,745.7
4,662.7       1,995.2         1,690.5           932.8
44.2
Amortisation of mining assets
June 2007
856.4
420.4          121.9            128.6            92.0
77.9
March
2007
648.4
335.6          119.6            125.5            35.4
55.1
Financial year ended
2,863.9
1,471.5          483.7            544.9          300.6            142.3
Net operating profit
June 2007
1,093.2
793.5          426.3            310.2          107.3            (50.3)
March
2007
1,191.7
750.2          390.3            264.4          139.6            (44.1)
Financial year ended
4,881.8
3,191.2       1,511.5         1,145.6          632.2
(98.1)
Other income/(expense)
June 2007
18.0
(21.2)           (0.6)             (5.6)          (14.0)              (1.0)
March
2007
27.9
(4.6)            (7.7)            (5.1)            (9.0)              17.2
Financial year ended
12.0
(95.4)          (27.9)           (27.5)          (44.9)
4.9
Profit before taxation
June 2007
1,111.2
772.3           425.7           304.6           93.3            (51.3)
March
2007
1,219.6
745.6           382.6           259.3          130.6            (26.9)
Financial year ended
4,893.8
3,095.8        1,483.6        1,118.1          587.3
(93.2)
Mining and income taxation                                    June
2007
372.2
264.0           146.8            97.3            37.1            (17.2)
March 2007
408.4
235.7           129.9            61.6            50.3
(6.1)
Financial year ended
1,680.7
1,032.1           503.6          328.7          228.4            (28.6)
- Normal taxation
June 2007
218.6
116.6             54.8            61.5             0.3
-
March
2007
222.2
129.4             99.1            30.2             0.1
-
Financial year ended
892.4
434.2           341.8            91.9             0.5
-
- Deferred taxation
June 2007
153.6
147.4             92.0            35.8           36.8            (17.2)
March
2007
186.2
106.3             30.8            31.4           50.2              (6.1)
Financial year ended
788.3
597.9           161.8           236.8         227.9            (28.6)
Profit before exceptional items
June 2007
739.0
508.3           278.9           207.3           56.2            (34.1)
March 2007
811.2
509.9           252.7           197.7           80.3            (20.8)
Financial year ended
3,213.1
2,063.7           980.0           789.4         358.9            (64.6)
Exceptional items
June 2007
36.2
33.3             19.0              0.3             5.6
8.4
March
2007
71.9
10.5                  -
0.6
0.5                9.4
Financial year ended
124.3
54.9             24.3              0.9            11.9              17.8
Net profit
June 2007
775.2
541.6           297.9           207.6            61.8            (25.7)
March
2007
883.1
520.4           252.7           198.3            80.8            (11.4)
Financial year ended
3,337.4
2,118.6        1,004.3           790.3          370.8
(46.8)
June 2007
753.5
520.5           285.9           207.4            58.4            (31.2)
March 2007
835.8
513.9           252.9           198.0            80.5            (17.5)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year ended
3,270.6
2,084.0           989.2           789.7          363.5            (58.4)
Capital expenditure
June 2007
1,534.6
878.4           298.0           208.9          207.4            164.1
March 2007
1,004.9
591.2           195.9           192.5          124.0
78.8
Financial year ended
4,387.0
2,467.0           815.0           775.8          592.8           283.4
Planned for next six months to December 2007
3,042.8
1,544.6           537.1           413.6          277.9           316.0
+ The acquisition of South Deep is effective from 1 December 2006.

GOLD FIELDS RESULTS Q4F2007
I

Operating and financial results
International Operations
Ghana
Venezuela                Australia
#
South African Rand
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
June 2007
8,943          5,642             1,242
147               1,575
337
March
2007
9,538          5,895            1,384
191               1,744
324
Financial year ended
36,991        22,639             5,269             1,001
6,759
1,323
Yield (grams per ton)
June 2007
1.4             0.9                1.0                 1.6                   2.4                  4.9
March 2007
1.3             0.9                 1.1                1.3                   2.1                  4.5
Financial year ended
1.4             1.0                 1.1                1.7                   2.2                  5.0
Gold produced (kilograms)
June 2007
12,138          5,303             1,222
230                3,718              1,665
March
2007
12,348          5,420             1,508
256                3,715              1,449
Financial year ended
50,977        21,684             5,843             1,699               15,146
6,605
Gold sold (kilograms)
June 2007
12,138          5,303             1,222
230                3,718              1,665
March
2007
12,348          5,420             1,508
256                3,715              1,449
Financial year ended
51,009        21,684             5,843             1,731               15,146
6,605
Gold price received (Rand per kilogram)
June 2007
154,169       152,970         152,537          198,261             153,335           154,955
March
2007
150,745       150,738         150,398          152,344             150,713           150,932
Financial year ended
147,799       147,708         147,236          149,798             147,564           148,615
Total cash costs (Rand per kilogram)
June 2007
94,381         70,243
130,278         207,826             111,888             90,150
March
2007
88,881         82,454
105,305         133,203               92,974             77,502
Financial year ended
87,332         76,988
109,379         121,028               98,039             68,403
Total production costs (Rand per kilogram)
June 2007
127,500         85,876
138,052         230,434
161,713
March
2007
113,589         95,055
111,008         160,547
131,468
Financial year ended
113,409         90,182
115,335         143,443
133,658
Operating costs (Rand per ton)
June 2007
141               79
133                517                  248                  557
March
2007
121               79
116                338                  189                  410
Financial year ended
127               79
120                288                  220                  391
Financial Results (Rand million)
Revenue
June 2007
1,871.3          811.2            186.4               45.6
570.1               258.0
March
2007
1,861.4          817.0             226.8              39.0
559.9               218.7
Financial year ended
7,539.1       3,202.9             860.3
259.3
2,235.0
981.6
Operating costs, net
June 2007
1,135.6          374.0             162.7              64.7
433.3               100.9
March
2007
1,107.1          446.2             161.5              44.8
358.0
96.6
Financial year ended
4,456.1       1,669.5             643.2
253.1
1,511.8
378.5
- Operating costs
June 2007
1,262.3          443.4             164.9              76.0
390.4               187.6
March
2007
1,153.2          465.8             160.2              64.6
329.6               133.0
Financial year ended
4,715.1      1,792.1             633.3
288.6
1,484.2
516.9
- Gold inventory change
June 2007
(126.7)         (69.4)               (2.2)            (11.3)
42.9              (86.7)
March
2007
(46.1)         (19.6)                 1.3            (19.8)
28.4              (36.4)
Financial year ended
(259.0)       (122.6)
9.9            (35.5)
27.6           (138.4)
Operating profit
June 2007
735.7         437.2                23.7            (19.1)
136.8              157.1
March
2007
754.3         370.8                65.3             (5.8)
201.9              122.1
Financial year ended
3,083.0      1,533.4              217.1
6.2
723.2
603.1
Amortisation of mining assets
June 2007
436.0           82.9                 9.4                5.3
338.4
March 2007
312.8           70.5                  8.8               7.0
226.5
Financial year ended
1,392.4         292.2                35.0              38.9
1,026.3
Net operating profit
June 2007
299.7         354.3                14.3            (24.4)
(44.5)
March
2007
441.5         300.3                56.5            (12.8)
97.5
Financial year ended
1,690.6      1,241.2               182.1
(32.7)
300.0
Other income/(expense)
June 2007
39.2             2.1                  0.3               9.8
27.0
March 2007
32.5           (0.4)                (0.7)             (1.0)
34.6
Financial year ended
107.4           (3.6)                 0.3              16.7
94.0
Profit before taxation
June 2007
338.9         356.4                14.6            (14.6)
(17.5)
March
2007
474.0         299.9                55.8            (13.8)
132.1
Financial year ended
1,798.0      1,237.6              182.4
(16.0)
394.0
Mining and income taxation                                       June
2007
108.2         121.4                  7.8              (5.1)
(15.9)
March 2007
172.7           92.6                19.0              (7.0)
68.1
Financial year ended
648.6         395.7                67.3              19.5
166.1
- Normal taxation
June 2007
102.0           25.9                  6.0            (15.6)
85.7
March
2007
92.8           65.3                  6.6                1.3
19.6
Financial year ended
458.2         267.6                 32.5              11.9
146.2
- Deferred taxation
June 2007
6.2           95.5                   1.8              10.5
(101.6)
March
2007
79.9           27.3                 12.4              (8.3)
48.5
Financial year ended
190.4         128.1                 34.8
7.6
19.9
Profit before exceptional items
June 2007
230.7         235.0                  6.8              (9.5)
(1.6)
March 2007
301.3         207.3                36.8              (6.8)
64.0
Financial year ended
1,149.4         841.9              115.1            (35.5)
227.9
Exceptional items
June 2007
2.9                 -                    -
(1.3)
4.2
March
2007
61.4                 -                    -                    -
61.4
Financial year ended
69.4                 -                    -
(1.3)
70.7
Net profit
June 2007
233.6         235.0                  6.8            (10.8)
2.6
March
2007
362.7         207.3                 36.8             (6.8)
125.4
Financial year ended
1,218.8         841.9               115.1            (36.8)
298.6
June 2007
233.0          234.8                  7.1             (9.9)
1.0
March 2007
321.9          208.1                37.1             (6.8)
83.5
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year ended
1,186.6         851.4               118.9            (35.9)
252.2
Capital expenditure
June 2007
656.2          345.4                62.7              33.1
155.0
60.0
March 2007
413.7          151.5                64.6              16.8
148.2
32.6
Financial year ended
1,920.0          775.6             227.9             165.0
545.8               205.7
Planned for next six months to December 2007
1,498.2         811.4              116.5             160.4
302.1               107.8

I
GOLD FIELDS RESULTS Q4F2007
Operating and financial results
South African Operations
United States Dollars
Total Mine
Operations
Total      Driefontein     Kloof          Beatrix
South
Deep
+
Operating Results
Ore milled/treated (000 tons)
June 2007
12,817
3,874          1,642            931            864               437
March
2007
13,382
3,844          1,634            920            807               483
Financial year ended
52,166
15,175          6,652         3,829          3,590            1,104
Yield (ounces per ton)
June 2007
0.084
0.177          0.159         0.247          0.145            0.159
March 2007
0.079
0.171          0.154         0.239          0.148            0.138
Financial year ended
0.082
0.174          0.153         0.241          0.151            0.148
Gold produced (000 ounces)
June 2007
1,075.6
685.3          260.5         229.6          125.7              69.5
March
2007
1,054.1
657.1          251.2         220.0          119.2              66.7
Financial year ended
4,285.0
2,646.1       1,016.5         922.9          543.4            163.2
Gold sold (000 ounces)
June 2007
1,075.6
685.3          260.5         229.6          125.7              69.5
March
2007
1,062.1
665.1          251.2         220.0          119.2              74.6
Financial year ended
4,288.9
2,649.0       1,016.5         922.9          543.4            166.1
Gold price received (dollars per ounce)
June 2007
670
667             667            668             664               672
March
2007
652
653             655            651             655               649
Financial year ended
638
637             638            636             635               650
Total cash costs (dollars per ounce)
June 2007
405
400             353            382             420               594
March
2007
399
408             356            389             429               608
Financial year ended
376
375             348            366             377               595
Total production costs (dollars per ounce)
June 2007
514
487             421            462             525               752
March
2007
483
480             424            469             472               711
Financial year ended
468
454             415            449             455               714
Operating costs (dollars per ton)
June 2007
36
74               59             98              64                  98
March
2007
33
73               57             97              67                  87
Financial year ended
32
68               56             92              60                  91
Financial Results ($ million)
Revenue
June 2007
718.5
455.3           173.1         152.7           83.2               46.2
March
2007
692.6
434.2           164.6         143.3           78.1               48.3
Financial year ended
2,735.2
1,688.1           648.2         587.0         344.9             107.9
Operating costs, net
June 2007
444.4
284.7            96.1           91.1           55.2              42.4
March
2007
437.3
283.8             93.9           89.2           53.8              46.8
Financial year ended
1,659.4
1,040.4           371.0         352.2          215.4            101.8
- Operating costs
June 2007
462.0
284.7             96.1           91.1           55.2              42.4
March
2007
438.9
279.0             93.9           89.2           53.8              42.0
Financial year ended
1,693.5
1,038.5           371.0         352.2         215.4             100.0
- Gold inventory change
June 2007
(17.6)
-                  -                -                -                    -
March
2007
(1.6)
4.8                  -                -                -
4.8
Financial year ended
(34.1)
1.8                  -                -                -
1.8
Operating profit
June 2007
274.1
170.4             76.9           61.6           28.1                 3.9
March
2007
255.3
150.4             70.6           54.0           24.3                 1.5
Financial year ended
1,075.8
647.6           277.1          234.8         129.6                 6.1
Amortisation of mining assets
June 2007
120.3
59.0             17.2           18.1           12.9               10.9
March 2007
90.0
46.6             16.5           17.5             5.0                7.6
Financial year ended
397.8
204.4             67.2           75.7           41.8               19.8
Net operating profit
June 2007
153.9
111.5             59.7           43.5           15.2               (7.0)
March
2007
165.3
103.8             54.1           36.5           19.3               (6.1)
Financial year ended
678.0
443.2           209.9          159.1          87.8              (13.6)
Other income/(expenses)
June 2007
2.5
(3.0)            (0.1)            (0.8)          (1.9)               (0.1)
March 2007
3.9
(0.7)            (1.1)            (0.7)          (1.3)                2.4
Financial year ended
1.7
(13.3)            (3.9)            (3.8)          (6.2)                0.7
Profit before taxation
June 2007
156.3
108.5            59.7             42.7          13.3              (7.1)
March
2007
169.2
103.2            53.0             35.8          18.0              (3.7)
Financial year ended
679.7
430.0          206.1            155.3          81.6            (12.9)
Mining and income taxation                                     June
2007
52.4
37.1            20.5             13.7            5.3              (2.4)
March
2007
56.7
32.5            17.9               8.5            7.0              (0.9)
Financial year ended
233.4
143.3            69.9             45.7           31.7              (4.0)
- Normal taxation
June 2007
30.7
16.4              7.8              8.6             0.1                   -
March
2007
30.9
17.9             13.7             4.2
-
-
Financial year ended
123.9
60.3             47.5            12.8             0.1
-
- Deferred taxation
June 2007
21.7
20.7             12.8              5.1            5.3              (2.4)
March
2007
25.8
14.6               4.3              4.3            6.9
(0.9)
Financial year ended
109.5
83.0             22.5             32.9           31.7             (4.0)
Profit before exceptional items
June 2007
103.8
71.4             39.1             29.0             7.9             (4.7)
March 2007
112.5
70.7             35.1             27.3           11.1             (2.8)
Financial year ended
446.3
286.6           136.1           109.6            49.8             (9.0)
Exceptional items
June 2007
5.1
4.6               2.7                -               0.8               1.2
March 2007
10.0
1.5                  -
0.1
0.1
1.3
Financial year ended
17.3
7.6               3.4              0.1              1.7              2.5
Net profit
June 2007
108.9
76.0             41.8             29.1              8.7           (3.6)
March 2007
122.5
72.1             35.1            27.4             11.1           (1.5)
Financial year ended
463.5
294.3           139.5           109.8             51.5           (6.5)
June 2007
108.8
75.6             41.3             29.2              9.6           (4.4)
March 2007
113.3
68.7             33.9            27.4               9.8           (2.4)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
Financial year ended
454.2
289.4           137.4           109.7             50.5           (8.1)
Capital expenditure
June 2007
213.9
122.0             41.4            29.0             28.8            22.8
March 2007
139.1
81.8             27.1            26.6             17.2            10.9
Financial year ended
609.3
342.6           113.2           107.8             82.3            39.4
Planned for next six months to December 2007
425.6
216.0             75.1            57.8             38.9            44.2
Average exchange rates were US$1 = R7.09 and US$1 = R7.21 for the June 2007 and March 2007 quarters respectively. The Australian dollar exchange rates were A$1 = R5.89 and A$1 = R5.66 for the June 2007 and March 2007 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently. + The acquisition of South Deep is effective from 1 Dec 2006.

GOLD FIELDS RESULTS Q4F2007
I

Operating and financial results
International Operations
Australian Dollars
Ghana
Venezuela
Australia #
Australia #
United States Dollars
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
St Ives
Agnew
Operating Results
Ore milled/treated (000 tons)
June 2007
8,943          5,642         1,242             147
1,575             337
1,575              337
March
2007
9,538          5,895         1,384             191
1,744             324
1,744              324
Financial year ended
36,991
22,639         5,269           1,001
6,759          1,323
6,759           1,323
Yield (ounces per ton)
June 2007
0.044          0.030         0.032           0.050
0.076          0.159
0.076           0.159
March 2007
0.042          0.030         0.035           0.043
0.068          0.144
0.068           0.144
Financial year ended
0.044          0.031         0.036           0.055
0.072          0.161
0.072            0.161
Gold produced(000 ounces)
June 2007
390.2          170.5          39.3
7.4
119.5            53.5
119.5             53.5
March
2007
397.0          174.3          48.5
8.2
119.4            46.6
119.4             46.6
Financial year ended
1,638.9         697.2         187.9            54.6
487.0          212.4
487.0           212.4
Gold sold (000 ounces)
June 2007
390.2          170.5          39.3
7.4
119.5            53.5
119.5             53.5
March
2007
397.0          174.3          48.5
8.2
119.4            46.6
119.4             46.6
Financial year ended
1,640.0         697.1         187.9             55.7
487.0          212.4
487.0           212.4
Gold price received
June 2007
676             671           669              870
673              680
810              818
(dollars per ounce)
March 2007
650             650           649              657
650              651
828              829
Financial year ended
638             638           636              647
637              642
812               818
Total cash costs
June 2007
414             308           572              912
491              395
591               476
(dollars per ounce)
March 2007
383             356           454              575
401              334
511               426
Financial year ended
377             333           473              523
424              295
540               377
Total production costs
June 2007
559             377           605
1,010
710
854
(dollars per ounce)
March 2007
490             410           479              693
567
722
Financial year ended
490             390           498              619
577
736
Operating costs
June 2007
20               11             19                73
35                79
42                95
(dollars per ton)
March 2007
17               11             16                47
26                57
33                73
Financial year ended
18               11             17                40
30                54
39                69
Financial Results ($ million)
Revenue
June 2007
263.2          114.0           26.3
6.4          80.3            36.1
96.2             43.6
March
2007
258.3          113.3           31.4
5.5          77.7            30.5
99.2             38.6
Financial year ended
1,047.1         444.8          119.5           36.0
310.4          136.3
395.6           173.7
Operating costs, net
June 2007
159.7           52.8            22.8             9.1
60.8            14.3
73.7             17.1
March 2007
153.5           61.7            22.4             6.3
49.7            13.3
63.3             17.1
Financial year ended
619.0         231.9             89.3           35.2
210.1            52.6
267.6             67.0
- Operating costs
June 2007
177.3          62.4             23.2            10.7
54.8            26.3
66.0             32.3
March 2007
160.0           64.5            22.2             9.0
45.8            18.4
58.2             23.6
Financial year ended
655.0         248.9            88.0            40.1
206.2            71.8
262.7             91.5
- Gold inventory change
June 2007
(17.6)          (9.6)            (0.3)            (1.6)           5.9
(12.0)
7.7
(15.2)
March
2007
(6.5)          (2.8)              0.2            (2.7)           3.9            (5.1)
5.1              (6.5)
Financial year ended
(36.0)        (17.0)
1.4            (4.9)           3.8          (19.2)
4.9            (24.5)
Operating profit
June 2007
103.7          61.3              3.5            (2.6)
19.7           21.9
22.5             26.5
March
2007
104.9           51.5             9.0            (0.8)
28.0           17.1
35.9             21.5
Financial year ended
428.2         213.0            30.2
0.9
100.4           83.8
128.0           106.7
Amortisation of mining assets
June 2007
61.3           11.7             1.4              0.8
47.4
57.9
March
2007
43.4             9.8             1.2              0.9
31.3
40.1
Financial year ended
193.4           40.6             4.9              5.4
142.5
181.6
Net operating profit
June 2007
42.4           49.6              2.1           (3.4)
(5.8)
(8.9)
March
2007
61.5           41.7             7.8            (1.7)
13.7
17.3
Financial year ended
234.8         172.4            25.3            (4.5)
41.7
53.1
Other income/(expenses)
June 2007
5.4             0.3
-              1.3
3.8
4.5
March
2007
4.5            (0.1)           (0.1)           (0.1)
4.9
6.3
Financial year ended
14.9           (0.5)
-              2.3
13.1
16.6
Profit before taxation
June 2007
47.8           49.9              2.1           (2.1)
(2.1)
(4.4)
March
2007
66.0           41.6              7.7           (1.9)
18.6
23.5
Financial year ended
249.7         171.9             25.3          (2.2)
54.7
69.7
Mining and income taxation June
2007
15.3           17.1              1.0           (0.7)
(2.1)
(3.4)
March
2007
24.1           12.9              2.6           (0.9)
9.5
12.2
Financial year ended
90.1            55.0             9.3             2.7
23.1
29.4
- Normal taxation
June 2007
14.3             3.8              0.8
(2.1)
11.9
15.0
March
2007
13.0             9.1              0.9             0.2
2.8
3.5
Financial year ended
63.6            37.2             4.5             1.7
20.3
25.9
- Deferred taxation
June 2007
0.9            13.3              0.2             1.5
(14.0)
(18.4)
March
2007
11.2              3.8             1.8
(1.1)
6.7
8.7
Financial year ended
26.4            17.8             4.8             1.1
2.8
3.5
Profit before exceptional items
June 2007
32.5            32.8             1.1           (1.4)
0.1
(1.0)
March 2007
41.9            28.6             5.1           (1.0)
9.1
11.4
Financial year ended
159.6          116.9           16.0           (4.9)
31.7
40.3
Exceptional items
June 2007
0.4                 -                 -
(0.2)
0.6
0.6
March 2007
8.5                 -                 -                -
8.5
11.0
Financial year ended
9.6                 -                 -
(0.2)
9.8
12.5
Net profit
June 2007
33.0            32.8              1.1          (1.6)
0.7
(0.4)
March 2007
50.4            28.6              5.1          (1.0)
17.6
22.4
Financial year ended
169.3          116.9            16.0          (5.1)
41.5
52.8
June 2007
33.1            33.3              1.1          (1.3)
-
(8.2)
March 2007
44.6            28.6              5.1          (1.0)
11.8
22.4
Net profit excluding gains and losses on
foreign exchange, financial  instruments
and exceptional items
Financial year ended
164.7          118.3            16.5          (5.0)
35.0
44.6
Capital expenditure
June 2007
91.9            48.2              8.9            4.7         21.7             8.4
26.3              10.2
March 2007
57.3            21.0              8.9            2.3         20.6             4.5
26.4                5.7
Financial year ended
266.7          107.7            31.7           22.9        75.8            28.6
96.6              36.4
Planned for next six months to December 2007
209.5          113.5            16.3           22.4         42.3           15.1
49.9              17.8

I
GOLD FIELDS RESULTS Q4F2007
Underground and surface
South African Rand and Metric Units
South African Operations
International Operations
Ghana       Venezuela       Australia
Operating Results
Total Mine
Operations
TotalDriefontein
Kloof  Beatrix
South
Deep+
Total
Tarkwa
Damang
Choco 10
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
June 2007
3,445        3,062      981         851       864        366       383
-             -            -
304         79
March 2007
3,317        2,897      930         851        807       309       420           -             -            -
319 101
Financial year ended 13,386
11,625    3,812      3,447      3,590       776    1,761           -             -            -
1,367 394
- surface
June 2007
9,372           812      661          80
-           71
8,560     5,642     1,242        147     1,271        258
March 2007
10,065           947      704          69
-         174
9,118     5,895     1,384        191     1,425        223
Financial year ended
38,780        3,550    2,840        382
-         328   35,230   22,639      5,269     1,001     5,392
929
- total
June 2007
12,817        3,874    1,642        931       864         437    8,943     5,642      1,242        147     1,575       337
March 2007
13,382        3,844    1,634        920       807         483    9,538     5,895      1,384        191     1,744       324
Financial year ended 52,166
15,175    6,652      3,829    3,590      1,104   36,991   22,639      5,269     1,001     6,759     1,323
Yield (grams per ton)
- underground
June 2007
6.6
6.7        7.6          8.3        4.5        5.7        6.0            -            -            -
5.3
8.7
March 2007 6.6
6.7        7.6          8.0        4.6        6.1        5.8            -            -            -
4.8 9.1
Financial year ended 6.7
6.8        7.6          8.2        4.7        6.2        6.2            -            -            -
4.9 10.8
- surface
June 2007
1.1
0.9        1.0          0.7           -         0.9       1.1         0.9         1.0         1.6       1.6         3.8
March 2007 1.1
1.0        1.0          1.0           -         1.0       1.1         0.9         1.1         1.3       1.5         2.4
Financial year ended 1.1
1.0        1.0          1.2           -         0.9       1.1         1.0         1.1         1.7       1.6         2.5
- combined
June 2007
2.6
5.5         4.9         7.7         4.5        4.9       1.4         0.9         1.0         1.6       2.4         4.9
March 2007 2.5
5.3         4.8         7.4         4.6        4.3       1.3         0.9         1.1         1.3       2.1         4.5
Financial year ended 2.6
5.4         4.8         7.5         4.7        4.6       1.4         1.0         1.1         1.7       2.2         5.0
Gold produced (kilograms)
- underground
June 2007
22,873
20,564     7,467      7,086     3,909     2,102    2,309            -            -            -
1,623
686
March 2007 21,926
19,484     7,104      6,773     3,708     1,899    2,442            -            -            -
1,518 924
Financial year ended 89,701
78,761    28,815    28,260   16,903     4,783   10,940            -           -             -
6,702 4,238
- surface
June 2007
10,581          752        636          55
-           61
9,829      5,303     1,222        230    2,095        979
March 2007
10,862          956        710          70
-         176
9,906      5,420     1,508        256    2,197        525
Financial year ended
43,578        3,541     2,803        445
-         293   40,037    21,684     5,843      1,699    8,444     2,367
- total
June 2007
33,454
21,316      8,103     7,141    3,909     2,163    12,138     5,303     1,222         230    3,718     1,665
March 2007 32,788
20,440      7,814     6,843    3,708     2,075    12,348     5,420     1,508         256    3,715     1,449
Financial year ended 133,279
82,302    31,618   28,705   16,903     5,076    50,977   21,684     5,843      1,699   15,146     6,605
Operating costs (Rand per ton)
- underground
June 2007
631
643         652       754        454       799        539           -            -            -
548
501
March 2007 648
673         680       748        481       951        475           -            -            -
416 662
Financial year ended 604
623         653       727        432       896        481           -            -            -
461 552
- surface
June 2007
119
72           67        79            -
156         123        79
133
517
176
574
March 2007 101
65           64
101             -        54         105        79
116 338 138 296
Financial year ended 106
67           65        82             -        75         110        79
120 288 158 322
- total
June 2007
257
523         416       696        454       695        141         79
133
517
248
557
March 2007 237
523         415       699        481       628        121         79
116 338 189 410
Financial year ended 234
493         402       662        432       652        127         79
120 288 220 391
+ The acquisition of South Deep is effective from 1 December 2006.
Restated operating cost per ton on the assumption that Ore Reserve Development (ORD) is fully expensed
South African
Operations
International
Operations
Total Mine
Operations
Total  Driefontein
Kloof  Beatrix
South
Deep+
Total
- underground
June 2007
706
727       741        863        530        833           539
March 2007 723
759       766         861       562        971           475
Financial year ended 678
708       744         835       501        920           481
- surface
June 2007
119
72         67          79           -
156            123
March 2007 101
65         64         101          -          54            105
Financial year ended 106
67         65           82          -          75            110
- total
June 2007
277
590        470        797       530        721            141
March 2007 255
588        463        804       562        641            121
Financial year ended 253
558        454        760       501        668            127
+ The acquisition of South Deep is effective from 1 December 2006.

GOLD FIELDS RESULTS Q4F2007
I

Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
June 2007 quarter
March 2007 quarter
Year ended F2007
Reef
Carbon
Leader
Main
VCR
Carbon
Leader
Main         VCR
Carbon
Leader
Main               VCR
Advanced                     (m)
4,164
1,054
1,666           4,044        1,159      1,426          17,539         4,063
6,404
Advanced on reef
(m)
736
332
311              726           378         222
3,306
1,062                885
Sampled                      (m)
579
402
123              579           303          84
2,868            969
648
Channel width
(cm)
59
43
73                53             70         101                66               54
85
Average value
-
(g/t)
24.3
10.8
115.9             18.7           5.5          8.1               20.3             8.8              28.6
-
(cm.g/t)
1,426
469
8,478
1
987
390         814
1,337            478            2,418
Kloof
June 2007 quarter
March 2007 quarter
Year ended F2007
Reef        Libanon
Kloof
Main
VCR     Libanon
Kloof
Main
VCR    Libanon    Kloof
Main
VCR
Advanced                     (m)
-
327
1,679
6,966               16     325
1,572
6,594           28
1,253
6,566
27,201
Advanced on reef
(m)
-
11
410
933               16       45       468        991           16        138
1,606
4,322
Sampled                      (m)
-
21
402
801               15       39       408        912           15        141
1,509
3,654
Channel width
(cm)
-
37
77
89               99      102        69         92            99         81          95           82
Average value
-
(g/t)
-
0.1
7.8
20.5            10.3       8.2       9.5       17.9         10.3       6.3         8.3        20.9
-   (cm.g/t)
-
3
600
1,824           1,026      836      652    1,654       1,026      507        788      1,704
Beatrix
June 2007 quarter
March 2007 quarter
Year ended F2007
Reef
Beatrix
Kalkoenkrans            Beatrix
Kalkoenkrans          Beatrix
Kalkoenkrans
Advanced                     (m)
8,340
2,676                8,014                    2,350             33,498                   10,294
Advanced on reef
(m)
1,458
284                1,305                      132                5,767                        635
Sampled                       (m)
1,260
270                   858                      123
4,623                        540
Channel width
(cm)
96
164                     79                      112                   88                         143
Average value
-
(g/t)
9.2
10.0                    7.4                       7.1                10.3                        10.4
-   (cm.g/t)
884
1,638                    578                      800                907
1,482
South Deep+
June 2007 quarter
March 2007 quarter
7 months year to date F2007
Reef
VCR
Elsburg          VCR
Elsburg                    VCR
Elsburg
Advanced                     (m)
658
879           199                             827                     900
2,029
Advanced on reef
(m)
91
625             18                             722                     109
1,598
Sampled                      (m)
69
-             15                                   -                       84                                -
Channel width
(cm)
94
-           118
-                       98
-
Average value
-
(g/t)
3.0
6.3
   3
            0.4                               6.2                       2.4                            6.3
-   (cm.g/t)
282
2
-             42                                  -                       239                               -
1) High grades intersected in 4 shaft pillar.
2) VCR not fully exposed in faulted area.
3) Trackless development in the Elsburg reefs is evaluated by means of the block model.
+ The acquisition of South Deep is effective from 1 December 2006.

I
GOLD FIELDS RESULTS Q4F2007
Administration and corporate information
Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za
Registered Offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626
LONDON
St James ’s Corporate Services Limited
6 St James ’s Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989
American Depository
Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258
US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
South African Media Relations
NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za
North American
Investor Relations
WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271
United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430
WEBSITE
http://www.goldfields.co.za
Forward Looking Statements
Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A of
the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important factors
that could cause the actual results, performance or
achievements of the company to be materially different
from the future results, performance or achievements
expressed or implied by such forward looking statements.
Such risks, uncertainties and other important factors
include among others: economic, business and political
conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface
gold mining; labour disruptions; changes in government
regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and
other macro-economic factors; and the impact of the AIDS
crisis in South Africa. These forward looking statements
speak only as of the date of this document.
The company undertakes no obligation to update publicly
or release any revisions to these forward looking
statements to reflect events or circumstances after the date of this document or to reflect the occurrence of
unanticipated events.
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code:
GFI
Issuer code:
GOGOF
ISIN: ZAE 000018123
Directors
A J Wright (Chairman)
I D Cockerill * (Chief Executive Officer)
N J Holland * (Chief Financial Officer)
K Ansah#
A Grigorian °
J G Hopwood
G Marcus
J M McMahon *
D M J Ncube
R L Pennant-Rea *
P J Ryan
T M G Sexwale
C I von Christierson
* British
# Ghanaian
° Russian

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 1 August 2007
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs